SECURITIES AN EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM U5S

                                 ANNUAL REPORT

                      For the Year Ended December 31, 1997

      Filed pursuant to the Public Utility Holding Company Act of 1935 by

                       CENTRAL AND SOUTH WEST CORPORATION
             1616 Woodall Rodger Freeway, Dallas, Texas 75202-1234

                                      and

                      SOUTHWESTERN ELECTRIC POWER COMPANY
              428 Travis Street, Shreveport, Louisiana 71156-0001

      (Name and address of each registered holding company in the system)

                             TABLE OF CONTENTS


                                                                 PAGE


ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
            DECEMBER 31, 1997                                           2 - 13

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS                           14

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
            SECURITIES                                                      14

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES        14

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES            15 - 18

ITEM 6.   OFFICERS AND DIRECTORS

          Part   I.     Name, principal business address and positions
                          held as of December 31, 1997                 19 - 46

          Part  II.     Financial connections as of December 31, 1997       47

          Part III.     Compensation and other related information          48

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS                                49

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part   I.     Intercompany sales and service                      50

          Part  II.     Contracts to purchase services or goods between
                          any System company and any affiliate              50

          Part III.     Employment of any person by any System company
                          for the performance on a continuing basis of
                          management services                          50 - 51

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES           52 - 57

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

    Index to Financial Statements                                      58 - 59

    Reports of Independent Public Accountants                          60 - 61

    Financial Statements                                               62 - 77

    Exhibits                                                           78 - 85

SIGNATURES                                                             86 - 87

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997.

                                           NUMBER
                                           OF
                                           COMMON     % OF       ISSUER      OWNER'S
                                           SHARES     VOTING     BOOK        BOOK
           NAME OF COMPANY                 OWNED      POWER      VALUE (1)   VALUE (1)        BUSINESS TYPE
                                                                 (thousands) (thousands)
--------------------------------------     ---------- ---------- ----------- ---------- ------------------------

CENTRAL AND SOUTH WEST CORPORATION (CSW OR                                                       Holding Company
  THE CORPORATION)

  CENTRAL POWER AND LIGHT COMPANY          6,755,535   100       $1,407,170  $1,407,170         Electric Utility
  (CPL)

  PUBLIC SERVICE COMPANY OF OKLAHOMA       9,013,000   100          474,226     474,225         Electric Utility
  (PSO)
   Ash Creek Mining Company                  383,904   100               45          45              Coal Mining

  SOUTHWESTERN ELECTRIC POWER COMPANY      7,536,640   100          704,709     704,709         Electric Utility
  (SWEPCO)
   The Arklahoma Corporation                     238  47.6              360         135    Electric Transmission
   Southwest Arkansas Utilities                  100   100               10          10                 Inactive
     Corporation

  WEST TEXAS UTILITIES COMPANY (WTU)       5,488,560   100          258,929     258,929         Electric Utility

  CENTRAL AND SOUTH WEST SERVICES,            10,000   100              100         100          Service Company
  INC. (CSWS)

  CSW LEASING, INC. (CSWL)                       800    80           15,781      12,625       Lease Trans.Equip.

  CSW CREDIT, INC. (CREDIT)                      247   100           54,174      54,174      Factor Accounts Rec

  CSW COMMUNICATIONS, INC. (COMM)              1,000   100         (13, 475)    (13,475)  Communication Services
  (Effective March 11, 1998,
     the name was changed to C3
     Communications, Inc.)
   CSWC Southwest Holdings, Inc. (2)             100   100            4,745       4,745   Communication Services
    CSWC TeleChoice Management,                  100   100               48          48   Communication Services
      Inc.  (3)
      CSW/ICG ChoiceCom Management,           See (4)   50               48          48   Communication Services
        L.L.C.  (4)
     CSWC TeleChoice, Inc.  (5)                  100   100            4,896       4,896   Communication Services
      CSW/ICG ChoiceCom, L.P. (6)             See (6)   50            4,743       4,743   Communication Services


  CSW ENERGY, INC. (CSWE)                      1,000   100           85,749      85,749        Independent Power

   CSW Development-I, Inc. (CSWD-I)            1,000   100           47,005      47,005        Independent Power
     Polk Power GP II, Inc.  (7)                 500    50              151          75        Independent Power
      Polk Power GP, Inc.  (8)                   500    50              111          55        Independent Power

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997.

                                           NUMBER
                                           OF
                                           COMMON     % OF       ISSUER      OWNER'S
                                           SHARES     VOTING     BOOK        BOOK
           NAME OF COMPANY                 OWNED      POWER      VALUE (1)   VALUE (1)       BUSINESS TYPE
                                                                 (thousands) (thousands)
--------------------------------------     ---------- ---------- ----------- ---------- ------------------------
     Orange Cogeneration GP II, Inc.(9)           500         50          70         35        Independent Power
       Orange Cogeneration G.P.,                  500         50          16          8        Independent Power
       Inc.  (10)
     CSW Mulberry II, Inc.  (11)                1,000        100      23,988     23,988        Independent Power
      CSW Mulberry, Inc.  (12)                  1,000        100      26,766     26,766        Independent Power
       Polk Power Partners, LP  (13)          See (13)   See (13)     55,049     25,735        Independent Power
     Noah I Power GP, Inc.  (14)                1,000        100         (16)       (16)       Independent Power
     Noah I Power Partners, LP  (15)          See (15)   See (15)     16,779     16,024        Independent Power
      Brush Cogeneration Partners (16)        See (16)   See (16)     33,356     16,678        Independent Power
     CSW Orange II, Inc.  (17)                  1,000        100           1          1        Independent Power
      CSW Orange, Inc.  (18)                    1,000        100       4,163      4,163        Independent Power
       Orange Cogeneration Limited            See (19)   See (19)      1,513        764        Independent Power
         Partnership  (19)
         Orange Cogen Funding Corp. (20)        1,000        100           1          1        Independent Power
     CSW Development-II, Inc. (CSWD-II)         1,000        100      (3,999)    (3,999)                 Dormant
   CSW Ft. Lupton, Inc. (CSWFL)                 1,000        100     109,022    109,022        Independent Power
     Thermo Cogeneration Partnership,         See (21)   See (21)     (6,692)    (3,346)       Independent Power
       L.P.  (21)
   Newgulf Power Venture, Inc.                  1,000        100       9,997      9,997        Independent Power
   (NEWGULF)  (22)
   CSW Sweeny GP I, Inc. (SWEENY) (23)          1,000        100       1,500      1,500        Independent Power
     CSW Sweeny GP II, Inc.  (24)               1,000        100         300        300        Independent Power
   CSW Sweeny LP I, Inc. (SWEENY)(25)           1,000        100       1,470      1,470        Independent Power
     CSW Sweeny LP II, Inc.  (26)               1,000        100      14,700     14,700        Independent Power
      Sweeny Cogeneration Limited             See (27)   See (27)     30,000     30,000        Independent Power
        Partnership  (27)
  CSW Development-3, Inc. (CSWD3)(28)         See (28)   See (28)    See (28)   See (28)                 Dormant
    CSW Northwest GP, Inc.  (29)              See (29)   See (29)    See (29)   See (29)                 Dormant
  CSW Northwest LP, Inc.  (30)                See (30)   See (30)    See (30)   See (30)                 Dormant
  CSW Power Marketing, Inc.  (31)             See (31)   See (31)    See (31)   See (31)                 Dormant
  CSW Nevada, Inc.  (32)                      See (32)   See (32)    See (32)   See (32)                 Dormant
  CSW Services International, Inc.(33)        See (33)   See (33)    See (33)   See (33)  Non-regulated Services
  Diversified Energy Contractors              See (34)   See (34)     Nominal    Nominal  Non-regulated Services
    Company, LLC (34)
   DECCO II LLC (35)                          See (35)   See (35)    See (35)   See (35)  Non-regulated Services
  Diversified Energy Contractors,             See (36)   See (36)    See (36)   See (36)  Non-regulated Services
     L.P. (36)

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997.

                                           NUMBER
                                           OF
                                           COMMON     % OF       ISSUER      OWNER'S
                                           SHARES     VOTING     BOOK        BOOK
           NAME OF COMPANY                 OWNED      POWER      VALUE (1)   VALUE (1)       BUSINESS TYPE
                                                                 (thousands) (thousands)
--------------------------------------     ---------- ---------- ----------- ---------- ------------------------
  CSW INTERNATIONAL, INC. (CSWI)  (37)          1,000        100     810,296    810,296 International Activities
   CSW International Two, Inc. (CSWI2)          1,000        100     913,562    913,562       Investment Company
        CSW UK Finance Company (Finco)(38)427,275,002         90     802,319    722,087       Investment Company
      CSW Investments  (39)               699,750,001         93   1,241,700  1,154,782       Investment Company
       SEEBOARD Group plc  (40)                50,001        100       4,147      4,147          Holding Company
         Seeboard (Generation) Limited (41)     1,000        100         605        605          Holding Company
          Medway Power Limited                  3,750       37.5           0          0               Generation
         Seeboard Natural Gas Limited  (42)         2        100        (375)      (375)         Holding Company
          Beacon Gas Limited                3,000,000         50      (7,028)    (3,514)              Gas supply
         SEEBOARD plc  (43)               250,493,703        100     616,592    616,592          Foreign Utility
          Appliance Protect Limited                 2        100           0          0                  Dormant
          Direct Power Limited                      2        100           0          0                  Dormant
          Directricity Limited                      2        100           0          0                  Dormant
          Electricity (UK) Limited                  2        100           0          0                  Dormant
          Electricity 2000 Limited                  2        100           0          0                  Dormant
          Energy Express Limited                    2        100           0          0                  Dormant
          First Electricity Limited                 2        100           0          0                  Dormant
          First Gas Limited                         2        100           0          0                  Dormant
          Gas 2000 Limited                          2        100           0          0                  Dormant
          Home Electricity Company Limited          2        100           0          0                  Dormant
          Home Energy Company Limited               2        100           0          0                  Dormant
          Home Gas Company Limited                  2        100           0          0                  Dormant
          Home Power Company Limited                2        100           0          0                  Dormant
          Horizon Natural Gas Limited               2        100           0          0                  Dormant
          Light & Power (UK) Limited                2        100           0          0                  Dormant
          Longfield Insurance Company         500,000        100         968        968                Insurance
            Limited
          Powercare Limited                         2        100           0          0                  Dormant
          Premier Electricity Limited               2        100           0          0                  Dormant
          Premier Utilities Limited                 2        100           0          0                  Dormant
          Seeb Limited                         10,000        100          22         22       Investment Company

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997.

                                           NUMBER
                                           OF
                                           COMMON     % OF       ISSUER      OWNER'S
                                           SHARES     VOTING     BOOK        BOOK
           NAME OF COMPANY                 OWNED      POWER      VALUE (1)   VALUE (1)       BUSINESS TYPE
                                                                 (thousands) (thousands)
--------------------------------------     ---------- ---------- ----------- ---------- ------------------------

          Seeboard (Consulting)Limited              2      100          0          0                     Dormant
          Seeboard (Distribution)Limited (44)       2      100          0          0                     Dormant
          Seeboard Employment                       2      100         56         56           Employment Agency
            Services Limited  (45)
          Seeboard Insurance Company        1,000,000      100     13,177     13,177                   Insurance
            Limited
          Seeboard Final Salary
            Pension Plan
            Trustee Company Limited                 2      100          0          0             Trustee Company
          Seeboard International Limited      500,000      100        705        705        Overseas Consultancy
          SEEBOARD Pension Investment
            Plan Trustee Company Limited            2      100          0          0             Trustee Company
          SEEBOARD Powerlink Limited                2      100          0          0                     Dormant
          Seeboard Share Scheme Trustees            2      100          0          0             Trustee Company
            Limited
          SEEBOARD Trading Limited         10,000,000      100     18,670     18,670      Retail and Contracting
          Seepower Limited                     10,000      100     (5,373)    (5,373)         Investment Company
          Selectricity Limited                      2      100          0          0                     Dormant
          South Coast Power Limited                 2       50          0          0                     Dormant
          South Eastern Electricity                 2      100          0          0                     Dormant
            Board Limited
          South Eastern Electricity Limited         2      100          0          0                     Dormant
          South Eastern Services Limited            2      100          0          0                     Dormant
          South Eastern Utilities Limited           2      100          0          0                     Dormant
          Southern Gas Limited                500,000      100    (12,705)   (12,705)                 Gas Supply
          Torch Natural Gas Limited                 2      100          0          0                     Dormant
          UK Data Collection Services         155,000      8.4    254,990    254,990     Data Collection Service
            Limited
          UK Electricity Limited                    2      100          0          0                     Dormant
          UK Light and Power Limited                2      100          0          0                     Dormant
   CSW International Three, Inc.(CSWI3)(46)     1,000      100    Nominal    Nominal          Investment Company
   CSW International (U.K), Inc.  (47)       See (47) See (47)   See (47)   See (47)                     Dormant
   Energia Internacional de CSW, S.A.          50,000      100        120        120          Investment Company
     de C.V.  (48)
     Aceltek, S. de R.L. de C.V. (49)        See (49)    49.99        218        109             Holding Company
      Enertek, S.A. de C.V.  (50)               4,910    99.89        144        144      Mexican Cogen Facility

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1997.

                                           NUMBER
                                           OF
                                           COMMON     % OF       ISSUER      OWNER'S
                                           SHARES     VOTING     BOOK        BOOK
           NAME OF COMPANY                 OWNED      POWER      VALUE (1)   VALUE (1)       BUSINESS TYPE
                                                                 (thousands) (thousands)
--------------------------------------     ---------- ---------- ----------- ---------- ------------------------
       Cinergy, S. de R.L. de C.V.(51)       See (51)      99.99          39         39          Service Company
       Servicios Corporativos
         Industriales del Noreste,
         S.A. de C.V.(SCIN)  (52)               8,380      94.38         150        142          Service Company
       Servicios Industriales y
         Administrativos del
         Noreste, S. de R.L. de C.V.
         (SIAN)  (53)                         See(53)      51.12       3,339      1,707      Gas Pipeline Company
   CSW International, Inc. (Cayman) (54)        1,000        100      80,050     80,050    International Activities
     CSW Vale L.L.C.  (Cayman)  (55)            1,000         99      83,960     83,960    International Activities
      Empresa de Electricidade Vale
      de Paranapanema S.A.  (56)           21,498,447      21.42     319,725    117,211        Brazilian Utility Co.
      CSW Power do Brasil Ltda. (57)         See (57)   See (57)    See (57)   See (57)    International Activities
      S.C.E.L. Empreendimentos e
        Participacoes Ltda.  (58)            See (58)   See (58)    See (58)   See (58)    International Activities
   CSW Coelba L.L.C. (Cayman)  (59)          See (59)   See (59)    See (59)   See (59)    International Activities
     Coelba Funding Company L.L.C.
       (Cayman)  (60)                        See (60)   See (60)    See (60)   See (60)    International Activities
   Latin American Energy Holdings, Inc.(61)  See (61)   See (61)     Nominal    Nominal    International Activities
   Chile Energy Holdings L.L.C.(Cayman)(62)  See (62)   See (62)         526        526    International Activities
     Sol Energia Holdings I, Limitada(63)    See (63)   See (63)     See (63)  See (63)    International Activities
      Sol Energia Holdings II,Limitada (64)  See (64)   See (64)     See (64)  See (64)    International Activities
       Sol Energia, Limitada  (65)           See (65)   See (65)     See (65)  See (65)    International Activities
   CSW International Energy
      Development Ltd.  (66)                 See (66)   See (66)      Nominal   Nominal    International Activities
     Tenaska CSW International Ltd.(67)      See (67)   See (67)     See (67)  See (67)    International Activities

  ENERSHOP INC. (ENERSHOP)                      1,000        100      (4,339)    (4,339)            Energy Services

  CSW ENERGY SERVICES, INC. (ESI)(68)           1,000        100        (964)      (964)            Energy Services

(1) Table reflects investment in common stock or other equity securities only. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries through the issuance of its commercial paper as authorized by SEC Order. Money pool balances are reflected as advances to or from affiliates, which are included as cash and temporary cash investments and short-term debt, respectively, on the balance sheets of System companies.

(2) CSWC Southwest Holdings, Inc., a Delaware corporation, was organized on December 6, 1996 and holds 100% of the outstanding shares of CSWC TeleChoice Management, Inc. and 100% of CSWC TeleChoice, Inc. CSW Communications, Inc. holds 100% of the outstanding shares of CSWC Southwest Holdings, Inc.

(3) CSWC TeleChoice Management, Inc., a Delaware corporation, was organized on December 6, 1996 and holds 100% of the membership units of CSW/ICG ChoiceCom Management, L.L.C. CSWC Southwest Holdings, Inc. holds 100% of the outstanding shares of CSWC TeleChoice Management, Inc.

(4) CSW/ICG ChoiceCom Management, L.L.C., a Delaware limited liability company, was organized on December 13, 1996 and holds a 1% general partnership interest in CSW/ICG ChoiceCom, L.P. CSWC TeleChoice Management, Inc. holds 100% of the membership units of CSW/ICG ChoiceCom Management, L.L.C.

(5) CSWC TeleChoice, Inc., a Delaware corporation, was organized on December 6, 1996 and holds a 99% limited partership interest in CSW/ICG ChoiceCom, L.P. CSWC Southwest Holdings, Inc. holds 100% of the outstanding shares of CSWC TeleChoice, Inc.

(6) CSW/ICG ChoiceCom, L.P., a Delaware limited partnership, was organized on December 13, 1996 to provide telephone and other communication services, initially to Austin, Texas, Corpus Christi, Texas and Tulsa, Oklahoma. CSWC TeleChoice, Inc. holds a 99% limited partnership interest and CSW/ICG ChoiceCom Management, L.L.C., holds a 1% general partnership interest in CSW/ICG ChoiceCom, L.P.

(7) Polk Power GP II, Inc., a Delaware corporation, was organized on March 20, 1995 and holds 100% of the outstanding shares of Polk Power GP, Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Polk Power GP II, Inc.

(8) Polk Power GP, Inc., a Delaware corporation, was organized on September 18, 1991 and holds a 1% general partnership interest in Polk Power Partners, L.
    P. Polk Power GP II, Inc. holds 100% of the outstanding shares of Polk Power GP, Inc.

(9) Orange Cogeneration GP II, Inc., a Delaware corporation, was organized on March 16, 1995 and holds 100% of the outstanding shares of Orange Cogeneration G.P., Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Orange Cogeneration GP II, Inc.

(10)Orange Cogeneration GP, Inc., a Delaware corporation, was organized on February 5, 1993 and holds a 1% general partnership interest in Orange Cogeneration Limited Partnership. Orange Cogeneration GP II, Inc., holds 100% of the outstanding shares of Orange Cogeneration G.P., Inc.

(11)CSW Mulberry II, Inc., a Delaware corporation, was organized on March 21, 1995 and holds 100% of the outstanding shares of CSW Mulberry, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Mulberry II, Inc.

(12)CSW Mulberry, Inc., a Delaware corporation, was organized on February 3, 1994 and holds a 45.75% limited partnership interest in Polk Power Partners,
    L. P. CSW Mulberry II, Inc. holds 100% of the outstanding shares of CSW Mulberry, Inc.

(13)Polk Power Partners, L. P., a Delaware limited partnership, was organized on February 20, 1992 to own and operate the Mulberry cogeneration project.
    CSW Mulberry, Inc. holds a 45.75% limited partnership interest and Polk Power GP, Inc. holds a 1% general partnership interest in Polk Power Partners, L. P. Under the Limited Partnership Agreement for Polk Power Partners, L. P., Polk Power GP, Inc. generally has the power and authority to manage the affairs of Polk Power Partners, L. P. and CSW Mulberry, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(14)Noah I Power GP, Inc., a Delaware corporation, was organized on May 14,
    1991 and holds a 1% general partner interest in Noah I Power Partners, L. P. CSW Development-I, Inc. holds 100% of the outstanding shares of Noah I Power GP, Inc.

(15)Noah I Power Partners, L. P., a Delaware limited partnership, was organized on May 16, 1991 to own and/or operate cogeneration projects or interests therein. CSW Development-I, Inc. holds a 94.5% limited partnership interest and Noah I Power GP, Inc. holds a 1% general partnership interest in Noah I Power Partners, L. P. Under the Limited Partnership Agreement for Noah I Power Partners, L. P., Noah I Power GP, Inc. generally has the power and authority to manage the affairs of Noah I Power Partners, L. P., and CSW Development-I, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to certain major transactions.

(16)Brush Cogeneration Partners is a Delaware general partnership organized on November 1, 1991. Noah I Power Partners, L. P. holds a 50% general partnership interest in Brush Cogeneration Partners. Brush Cogeneration Partners was formed to invest in certain cogeneration projects, including the Brush II project authorized by SEC Order Rel. No. 35-25399. Brush Cogeneration Partners is managed by a management committee, with Noah I Power Partners, L. P. having the power and authority to manage the affairs of Brush Cogeneration Partners.

(17)CSW Orange II, Inc., a Delaware corporation, was organized on March 16, 1995 and holds 100% of the outstanding shares of CSW Orange, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Orange II, Inc.

(18)CSW Orange, Inc., a Delaware corporation, was organized on April 21, 1993 to be a limited partner in Orange Cogeneration Limited Partnership. CSW Orange, Inc. holds a 49.5% limited partnership interest in Orange Cogeneration Limited Partnership. CSW Orange II, Inc. holds 100% of the outstanding shares of CSW Orange, Inc.

(19)Orange Cogeneration Limited Partnership, a Delaware limited partnership, was organized on February 5, 1993 to own and operate the Orange Cogeneration project. CSW Orange, Inc. holds a 49.5% limited partnership interest and Orange Cogeneration G.P., Inc. holds a 1% general partnership interest in Orange Cogeneration Limited Partnership. Under the Limited Partnership Agreement for Orange Cogeneration Limited Partnership, Orange Cogeneration G.P., Inc. generally has the power and authority to manage the affairs of Orange Cogeneration Limited Partnership and CSW Orange, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(20)Orange Cogen Funding Corp., a Delaware corporation, was organized on December 23, 1996 to raise funds from the sale of bonds and loan the proceeds to the Orange Cogeneration Limited Partnership while obtaining liens on the partnership assets for the benefit of the bond Trustee. Orange Cogeneration Limited Partnership holds 100% of the outstanding shares of Orange Cogen Funding Corp.

(21)Thermo Cogeneration Partnership, L.P., a Delaware limited partnership, was organized April 7, 1993 to own and operate the Ft. Lupton cogeneration project. CSW Ft. Lupton, Inc. holds a 49% limited partnership interest and a 1% general partnership interest.

(22)Newgulf Power Venture, Inc., a Delaware corporation, was organized on October 13, 1994 to own the Texas Gulf project. Newgulf Power Venture, Inc. holds 100% of the Texas Gulf project. CSW Energy, Inc. holds 100% of the outstanding shares of Newgulf Power Venture, Inc.

(23)CSW Sweeny GP I, Inc., a Delaware corporation, was organized on September 6, 1995 to hold a 100% interest in CSW Sweeny GP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Sweeny GP I, Inc.

(24)CSW Sweeny GP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 1% general partnership interest in Sweeny Cogeneration Limited Partnership. CSW Sweeny GP I, Inc. holds 100% of the outstanding shares of CSW Sweeny GP II, Inc.

(25)CSW Sweeny LP I, Inc., a Delaware corporation, was organized on September 6, 1995 and holds 100% of the outstanding stock of CSW Sweeny LP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Sweeny LP I, Inc.

(26)CSW Sweeny LP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 49% limited partnership interest in Sweeny Cogeneration Limited Partnership. CSW Sweeny LP I, Inc. holds 100% of the outstanding shares of CSW Sweeny LP II, Inc.

(27)Sweeny Cogeneration Limited Partnership, a Delaware limited partnership, was organized on September 15, 1995 to own and construct the Sweeny project. CSW Sweeny LP II, Inc. holds a 49% limited partnership interest and CSW Sweeny GP II, Inc. holds a 1% general partnership interest in Sweeny Cogeneration Limited Partnership.

(28)CSW Development-3, Inc., a Delaware corporation, was organized on October 25, 1995. There were no assets or activity for CSW Development-3, Inc., during 1997. On December 15, 1995, CSW Development-3, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Development-3, Inc.

(29)CSW Northwest GP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest GP, Inc. in 1997. On October 3, 1996, CSW Northwest GP, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Northwest GP, Inc.

(30)CSW Northwest LP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest LP, Inc. in 1997. On October 3, 1995, CSW Northwest LP, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Northwest LP, Inc.

(31)CSW Power Marketing, Inc., a Delaware corporation, was organized on March 8, 1996. There were no assets or activity for CSW Power Marketing, Inc. in 1997. On May 1, 1996 CSW Power Marketing, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Power Marketing, Inc.

(32)CSW Nevada, Inc., a Delaware corporation, was organized on June 29, 1993. There were no assets or activity for CSW Nevada, Inc. in 1997. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Nevada, Inc.

(33)CSW Services International, Inc. , a Delaware corporation, was organized on March 19,1997. CSW Services International, Inc. provides non-regulated services to power producers. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Services, International, Inc.

(34)Diversified Energy Contractors Company, LLC, a Delaware limited liability company, was organized on July 3, 1997. CSW Energy, Inc. holds a 90% interest and is the managing member of Diversified Energy Contractors Company, LLC.

(35)DECCO II LLC, a Delaware limited liability company, was organized on August 8, 1997. Diversified Energy Contractors Company, LLC holds 100% of the outstanding shares of DECCO II LLC.

(36)Diversified Energy Contractors, L.P., a Delaware limited partnership, was organized on August 8, 1997. Diversified Energy Contractors Company, LLC holds a 1% general partnership interest and a 98.00% limited partnership interest and DECCO II LLC holds a 1% limited partnership interest.in Diversified Energy Contractors, L.P.

(37)CSW International, Inc., a Delaware corporation, was organized on November 9, 1994. CSW International, Inc., was organized to pursue power generation, transmission, and distribution projects outside of the United States. CSW holds 100% of the outstanding shares of CSW International, Inc.

(38)CSW UK Finance Company, a private unlimited company having share capital, with its registered office situated in the United Kingdom, was incorporated on December 17, 1996. As of December 31, 1997, CSW UK Finance Company held 93% of CSW Investments. CSW International Two, Inc. holds a 90% interest and CSW International Three holds a 10% interest in CSW UK Finance Company.

(39)CSW Investments, a private unlimited company having share capital, was formed on November 3, 1995, and held 100% of CSW (UK) plc and holds 100% of SEEBOARD Group plc. CSW Investments, a UK organized entity, was formed to carry on business as a holding and investment company. As of December 31, 1997, CSW UK Finance Company held a 93% interest and CSW International Three, Inc. held a 7% interest in CSW Investments.

(40)SEEBOARD Group plc, a public company limited by shares, was incorporated on April 18, 1996, with its registered office situated in the United Kingdom. SEEBOARD Group plc owns 100% of SEEBOARD plc, a UK utility company. CSW Investments holds 100% of the shares of SEEBOARD Group plc.

(41)SEEBOARD plc's interest in SEEBOARD (Generation) Limited was transferred to SEEBOARD Group plc effective January 1, 1997.

(42)SEEBOARD plc's interest in SEEBOARD Natural Gas Limited was transferred to SEEBOARD Group, plc effective January 1, 1997.

(43)SEEBOARD plc, which is registered in Crawley, West Sussex, England, is a public company limited by shares and came into existence as a result of the restructuring and subsequent privatization of the United Kingdom electricity industry in 1990. SEEBOARD plc's primary regulated businesses are the distribution and supply of electricity within its southeast England service area. SEEBOARD plc is also involved in other activities, including electricity generation, electrical contracting and retailing. SEEBOARD Group plc holds 100% of the shares of SEEBOARD plc.

(44)SEEBOARD (Distribution) Limited changed its name to Meterpoint Limited on February 16, 1998.

(45)SEEBOARD (Property Development) Limited changed its name to SEEBOARD Employment Services on April 2, 1997.

(46)CSW International Three, Inc., a Delaware corporation, was formed on November 3, 1995 and holds a 10% ownership interest in CSW UK Finance Company and a 7% ownership interest in CSW Investments. CSW International, Inc. holds 100% of the shares of CSW International Three, Inc.

(47)CSW International (U.K.), Inc., a Delaware corporation, was formed on September 14, 1995. CSW International, Inc. holds 100% of the outstanding shares of CSW International (U.K.), Inc.

(48)Energia Internacional de CSW, S.A. de C.V., a Mexican variable capital corporation, was organized on April 10, 1996 to acquire or participate in the capital stock or patrimony of other civil or commercial operations. CSW International, Inc. holds 99.99% of the outstanding shares of Energia Internacional de CSW, S.A. de C.V.

(49)Aceltek, S. de R.L. de C.V., a Mexican limited liability partnership, was organized in 1995 to act as a holding company for partnership interests. Energia Internacional de CSW, S.A. de C.V. owns 49.99% of Aceltek, S. de R.L. de C.V.

(50)Enertek, S.A. de C.V. , a Mexican variable capital corporation, was organized in 1995. Aceltek, S. de R.L. de C.V. owns 99.89% of Enertek, S.A. de C.V. with Energia Internacional de CSW, S.A. de C.V. holding an additional 0.06% direct interest in Enertek, S.A. de C.V.

(51)Cinergy, S. de R.L. de C.V., a Mexican limited liability partnership, was organized to act as a service company. Enertek, S.A. de C.V. owns
    99.99% of Cinergy, S. de R.L. de C.V.

(52)Servicios Corporativos Industriales del Noreste, S.A. de C.V., a Mexican variable capital corporation, was organized to act as a service company. Enertek, S.A. de C.V. owns 94.38% of Servicios Corporativos Industriales del Noreste, S.A. de C.V., with Aceltek, S. de R.L. de C.V. holding an additional small direct interest in Servicios Corporativos Industriales del Noreste, S.A. de C.V.

(53)Servicios Industriales y Administrativos del Noreste, S. de R.L. de C.V., a Mexican limited liability partnership, was organized to own and operate a gas pipeline. Enertek, S.A. de C.V. owns 51.12% of Servicios Industriales y Administrativos del Noreste, S. de R.L. de C.V.

(54)CSW International, Inc. (Cayman), a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on July 7, 1995. CSW International, Inc. holds 100% of the outstanding shares of CSW International, Inc.
    (Cayman).

(55)CSW Vale L.L.C., a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on October 21, 1996. CSW International, Inc. (Cayman) holds approximately 99% of the outstanding shares of CSW Vale L.L.C., with CSW International, Inc. holding the remaining 1%.

(56)Empresa de Eletricidade Vale Paranapanema S.A. is a Brazilian distribution utility company. CSW Vale L.L.C. holds 21.42% of the outstanding shares of Vale's common stock and 100% of Vale's Series "B" preferred stock.

(57)CSW Power do Brasil Ltda., a Brazilian limited liability company, was organized on July 22, 1997. CSW Vale L.L.C. holds approximately 99.9% of CSW Power do Brazil Ltda. with CSW International, Inc. (Cayman) holding the remaining 0.1%.

(58)S.C.E.L. Empreendimentos e Participacoes Ltda. , a Brazilian limited liability company, was acquired on November 3, 1997. CSW Vale L.L.C. holds approximately 98.8% of S.C.E.L.. Empreendimentos e Participacoes Ltda. with CSW International, Inc. (Cayman) holding the remaining 1.2%.

(59)CSW Coelba L.L.C. , a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on July 11, 1997. CSW International, Inc. holds 100% of the outstanding shares of CSW Coelba L.L.C.

(60)Coelba Funding Company L.L.C. , a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on August 5, 1997. CSW Coelba L.L.C. holds 50% of the outstanding shares of Coelba Funding Company L.L.C. and Empresa de Eletricidade Vale Paranapanema S.A. holds the remaining 50%.

(61)Latin American Energy Holdings, Inc., a Delaware corporation, was organized on August 22, 1997. There were no assets or activity for Latin American Energy Holdings, Inc. for 1997. CSW International, Inc. holds 100% of all outstanding shares of Latin American Energy Holdings, Inc.

(62)Chile Energy Holdings L.L.C., a Cayman Islands exempted company, was organized on August 22, 1997. CSW International, Inc. holds 90% of all outstanding shares of Chile Energy Holdings L.L.C. and Latin American Energy Holdings, Inc. holds the remaining 10%.

(63)Sol Energia Holdings I, Limitada, a Chile exempted company, was organized on August 29, 1997. There were no assets or activity for Sol Energia Holdings I, Limitada in 1997. Chile Energy Holdings L.L.C. holds 99.99% of all outstanding shares of Sol Energia Holdings I, Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(64)Sol Energia Holdings II, Limitada, a Chile exempted company, was organized on September 23, 1997. There were no assets or activity for Sol Energia Holdings II, Limitada in 1997. Sol Energia Holdings I, Limitada holds 99.99% of all outstanding shares of Sol Energia Holdings II, Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(65)Sol Energia, Limitada, a Chile exempted company, was organized on October
    8, 1997. There were no assets or activity for Sol Energia, Limitada in 1997. Sol Energia Holdings II, Limitada holds 99.99% of all outstanding shares of Sol Energia, Limitada and Latin American Energy Holdings, Inc.
    holds the remaining 0.01%.

(66)CSW International Energy Development Ltd., a private company limited by shares, was incorporated on April 3, 1997 with its registered office situated in Port Louis, Mauritius. CSW International, Inc. holds 100% of all outstanding shares of CSW International Energy Development Ltd.

(67)Tenaska CSW International Ltd., a private company limited by shares, was incorporated on April 3, 1997 with its registered office situated in Port Louis , Mauritius. CSW International Energy Development Ltd. holds 50% of the outstanding shares of Tenaska CSW International Ltd.

(68)CSW Energy Services, Inc. (ESI), a Delaware Corporation, was organized on September 24, 1997. ESI seeks to secure electricity supply business in states which soon will permit retail competition. CSW Corporation owns 100% of the outstanding shares of ESI.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS.

During 1997, all acquisitions or sales of utility assets were reported in a certificate filed pursuant to Rule 24.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

During 1997 all System securities issued, sold, pledged, guaranteed or assumed by any System company, were reported in a certificate filed pursuant to Rule 24.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES.

The following System securities were acquired, redeemed or retired by System companies during 1997.


                                       EXTINGUISHED (E)  COMMISSION
                                        OR HELD FOR     AUTHORIZATION
  NAME OF ISSUER AND   CONSIDERATION      FURTHER            OR
    TITLE OF ISSUE     (thousands)     DISPOSITION(D)    EXEMPTION
--------------------------------------------------------------------------------
CPL
First Mortgage Bonds
 Series BB, 6.0%,due 1997   $200             E         No authorization required
(Retired at maturity)
Preferred Stock
   4.00%                   3,992             E               Rule 42
   4.02%                   4,431             E               Rule 42
   7.12%                  25,867             E               Rule 42
   8.72%                  50,454             E               Rule 42

PSO
Preferred Stock
   4.00%                   3,525             E         Rule 42 and Oklahoma Corp
                                                            Commission
   4.24%                   6,804             E         Rule 42 and Oklahoma Corp
                                                            Commission

SWEPCO
First Mortgage Bonds
 Series 1976A,
  6.2%, due 2006             145             E               Rule 42

Preferred Stock
   5.00%                   3,049             E               Rule 42
   4.65%                   1,839             E               Rule 42
   4.28%                   3,961             E               Rule 42
   6.95% Subject to
     mandatory  redemption 7,194             E               Rule 42


WTU
Preferred Stock
   4.40%                   3,632             E               Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.

(1). Aggregate number of investments in persons operating in the retail service areas.

                                    CARRYING
             GENERAL DESCRIPTION   AGGREGATE     VALUE
                   OF TYPE
            OF "PERSONS INCLUDED"    NUMBER    (thousands)
---------------------------------------------------------

   NONE


(2).  For securities not included in (1) above, provide the following:

                                       % OF   OWNERS
                   DESCRIPTION NUMBER  VOTING BOOK
  NAME OF ISSUER   OF SECURITY OF      POWER  VALUE      NATURE OF ISSUER'S
                               SHARES         (THOUSANDS)     BUSINESS
-----------------------------------------------------------------------------
PSO

THE RIKA COMPANIES
RIKA Management    Membership                            The RIKA Companies
 Company,L.L.C.      Units         50     4%     $2,246  are engaged in the
                                                         development and
                                                         commercialization
                                                         of computer automation
Universal Power    Membership                            technology for the
Products  Company,   Units         48     4%     $(127)  electric power
 L.L.C.                                                  industry.

Automated          Membership
 Substation          Units         71     4%     $(61)
 Development
 Co., L.L.C.

RC Training,       Membership
L.L.C.                Units        48     4%      $0

(2).  For securities not included in (1) above, provide the following:


                                                  OWNERS
                   DESCRIPTION NUMBER  % OF       BOOK
  NAME OF ISSUER   OF          OF      VOTING     VALUE       NATURE OF ISSUER'S
                   SECURITY    SHARES  POWER      (THOUSANDS)     BUSINESS
--------------------------------------------------------------------------------

PSO (CONTINUED)

Excel Energy        Class A,                                 Excel Energy
 Technologies, Inc. voting,         4   0.0%         $0      Technologies is
                    common                                   engaged in
                    stock                                    research,
                                                             development and
                                                             installation
                    Class B,                                 of proprietary,
                   nonvoting,                                micro-processor
                     common        648     NA         $0     based energy
                      stock                                  control technology.

                   Preferred,
                    Series C,      590   3.3%         $0
                     voting

                   Preferred,
                    Series E,
                    nonvoting   12,459     NA         $0

                   Preferred,
                    Series F,
                    nonvoting    1,749     NA         $0

Nuvest, L.L.C.     Membership                                Nuvest L.L.C.
                      Units        700   4.9%     $3,641     provides staffing
                                                             services for
                                                             electric utility
                                                             power plants.

(2).  For securities not included in (1) above, provide the following:


                                                  OWNERS
                   DESCRIPTION NUMBER  % OF       BOOK
  NAME OF ISSUER   OF          OF      VOTING     VALUE       NATURE OF ISSUER'S
                   SECURITY    SHARES  POWER      (THOUSANDS)     BUSINESS
--------------------------------------------------------------------------------

PSO (CONTINUED)

Scientech, Inc.     Class A,                                 Services, systems,
                     voting     70,000   3.5%     $3,307     and instruments,
                     common                                  which describe,
                      stock                                  regulate, monitor,
                                                             and
                    Class B,                                 enhance the safety
                   non-voting                                and reliability of
                     common    436,000    N/A         $0     electric utility
                      stock                                  power plant
                                                             operations and
                                                             and their
                                                             environmental
                                                             impacts

Powerware           Preferred                                Municipal water,
Solutions, Inc.     Series A,   18,333   4.0%     $1,325     electric
                     voting                                  optimization
                                                             software company

                    Nonvoting  168,214    N/A         $0

Utility Data       Convertible                               Provides utility
Resources, Inc.     Preferred                                outsourcing of
                      Stock      7,500    N/A     $2,703     large customer
                    nonvoting                                time
                                                             differentiated
                                                             meter reading
                                                             and billing
                     Common
                      Stock     17,500   4.5%         $0
                     voting

                    Nonvoting  252,500    N/A         $0

AEMT, Inc.          Preferred                                Manufactures and
                      Stock                                  sells residential
                    Series 1,                                surge protectors
                     Class A   250,000    N/A       $250     and power quality
                    nonvoting                                devices for
                                                             industrial
                                                             customers

(2).  For securities not included in (1) above, provide the following:


                                                  OWNERS
                   DESCRIPTION NUMBER  % OF       BOOK
  NAME OF ISSUER   OF          OF      VOTING     VALUE       NATURE OF ISSUER'S
                   SECURITY    SHARES  POWER      (THOUSANDS)     BUSINESS
--------------------------------------------------------------------------------

PSO (CONTINUED)

AEMT, Inc.          Preferred                                Manufactures and
                      Stock                                  sells residential
                    Series 1                                 surge protectors
                     Class B   781,250    N/A     $1,250     and power quality
                    nonvoting                                devices for
                                                             industrial
                                                             customers

SEEBOARD PLC
`
Electricity          Common     20,000   4.9%    $32,902     Trustee Company
Pensions Trustee      Stock
Limited

ESN Holdings         Common        104   4.9%       $171     Trustee Company
Limited               Stock

                   Preference   50,000    N/A    $82,255
                     Shares

EA Technology      Preference  362,500    N/A   $569,349     Research
Limited              Shares

COMM

Brooks Fiber         Common    121,200    N/A $3,090,600     Local
Properties,           Stock                                  telecommunication
   Inc.                                                      services

Infinitec           Conv.      420,001    N/A   $500,000     Local
Communications       Pref.                                  telecommunication
                    Series A                                 services

ITEM 6.  OFFICERS AND DIRECTORS - PART I.

The positions of officers and directors of all System companies as of December 31, 1997 were as follows.

NAME AND ADDRESS                                    POSITION

CENTRAL AND SOUTH WEST CORPORATION

Glenn Biggs (1)               San Antonio, TX           D
Molly Shi Boren               Norman, OK                D
E. R. Brooks                  Dallas, TX            D,CM,&CEO
Donald M. Carlton             Austin, TX                D
Lawrence B. Connors           Dallas, TX                C
T. J. Ellis                   Crawley, West             D
                              Sussex, UK
Glenn Files (2)               Dallas, TX              D&EVP
Joe H. Foy                    Kerrville, TX             D
T. M. Hagan                   Dallas, TX               SVP
Wendy G. Hargus               Dallas, TX                T
William R. Howell             Dallas, TX                D
Robert W. Lawless             Tulsa, OK                 D
Venita McCellon-Allen         Dallas, TX             SVP&AS
Stephen J. McDonnell          Dallas, TX               VP
Ferd. C. Meyer, Jr.           Dallas, TX             SVP&GC
James L. Powell               Fort McKavett, TX         D
Kenneth C. Raney, Jr.         Dallas, TX            VP,AGC&S
Glenn D. Rosilier             Dallas, TX             SVP&CFO
Richard L. Sandor             Chicago, IL               D
Thomas V. Shockley, III       Dallas, TX            D,P,&COO
Lloyd D. Ward (3)             Newton, Iowa              D

(1) Mr. Biggs resigned from the CSW Board of Directors on March 18, 1998. (2) Mr. Files resigned from the CSW Board of Directors on January 21, 1998. (3) Mr. Ward resigned from the CSW Board of Directors on January 1, 1998.


CENTRAL POWER AND LIGHT COMPANY

John F. Brimberry             Victoria, TX              D
E. R. Brooks                  Dallas, TX                D
Alice G. Crisp                Corpus Christi, TX       AS
R. Russell Davis              Tulsa, OK                 C
M. Bruce Evans (1)            Corpus Christi, TX       D&P
Glenn Files                   Dallas, TX                D
Ruben M. Garcia               Laredo, TX                D
Wendy G. Hargus               Dallas, TX                T
Nancy C. Johnson              Corpus Christi, TX       AS
Robert A. McAllen             Weslaco, TX               D
Pete J. Morales, Jr.          Devine, TX                D
H. Lee Richards               Harlingen, TX             D
J. Gonzalo Sandoval (2)       Corpus Christi, TX      D&GM
Brenda J. Snider              Corpus Christi, TX        S
Jana P. Soward                Tulsa, OK                AT
Gerald E. Vaughn              Corpus Christi, TX        D

(1) Mr. Evans resigned from the CPL Board of Directors and as President of CPL, February 1998. (2) Mr. Sandoval became General Manager/President of CPL, February 1998.

NAME AND ADDRESS                                    POSITION


PUBLIC SERVICE COMPANY OF OKLAHOMA

E. R. Brooks                  Dallas, TX                D
Billye R. Beach               Tulsa, OK                AS
T. D. Churchwell              Tulsa, OK                D&P
Harry A. Clarke               Afton, OK                 D
R. Russell Davis              Tulsa, OK                 C
Glenn Files                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Lina P. Holm                  Tulsa, OK                 S
Paul K. Lackey, Jr.           Oklahoma City, OK         D
Paula Marshall-Chapman        Tulsa, OK                 D
William R. McKamey            Tulsa, OK               D&GM
Jana P. Soward                Tulsa, OK                AT
Robert B. Taylor, Jr.         Okmulgee, OK              D


ASH CREEK MINING COMPANY

T. D. Churchwell              Tulsa, OK                 D
Kit Hill                      Tulsa, OK                S&T
Lina P. Holm                  Tulsa, OK               AS&AT
William R. McKamey            Tulsa, OK                 D
E. Michael Williams           Tulsa, OK                P&D
Lori A. Wright                Tulsa, OK               CMPT
Robert L. Zemanek             Tulsa, OK             D,CM&CEO
Waldo J. Zerger, Jr.          Tulsa, OK                 D


SOUTHWESTERN ELECTRIC POWER COMPANY

E. R. Brooks                  Dallas, TX                D
Judith W. Culver              Shreveport, LA           AS
R. Russell Davis              Tulsa, OK                 C
James E. Davison              Ruston, LA                D
Glenn Files                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Dr. Fredrick E. Joyce         Texarkana, TX             D
Marilyn S. Kirkland           Shreveport, LA            S
John M. Lewis                 Fayetteville, AR          D
Karen C. Martin               Shreveport, LA          D&GM
William C. Peatross           Shreveport, LA            D
Maxine P. Sarpy               Shreveport, LA            D
Michael D. Smith (1)          Shreveport, LA           D&P
Jana P. Soward                Tulsa, OK                AT

(1) Mr. Smith resigned from the SWEPCO Board of Directors and as President of SWEPCO, April 1998.

NAME AND ADDRESS                                    POSITION


THE ARKLAHOMA CORPORATION

John W. Harbour, Jr.          Oklahoma City, OK        D&P
E. Bennie Daigle, Jr.         New Orleans, LA         D&VP
Preston Kissman               Tulsa, OK                 D
D. J. Rich                    Oklahoma City, OK       D,S&T


SOUTHWEST ARKANSAS UTILITIES COMPANY

Charles E. Clinehens, Jr.     Fayetteville, AR        D,S&T
Thomas H. DeWeese             Fayetteville, AR         D&P
Elizabeth D. Stephens         Texarkana, TX           D&VP


WEST TEXAS UTILITIES COMPANY

Jeff C. Broad                 Abilene, TX              AS
E. R. Brooks                  Dallas, TX                D
Paul J. Brower (1)            Abilene, TX             D&GM
R. Russell Davis              Tulsa, OK                 C
Glenn Files                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Tommy Morris                  Abilene, TX               D
Martha Murray                 Abilene, TX               S
Floyd W. Nickerson (2)        Abilene, TX              D&P
Dian G. Owen                  Abilene, TX               D
James M. Parker               Abilene, TX               D
Jana P. Soward                Tulsa, OK                AT
F. L. Stephens                San Angelo, TX            D

(1) Mr. Brower became General Manager/President of WTU, January 1998.
(2) Mr. Nickerson resigned from the WTU Board of Directors and as President of WTU, January 1998.

NAME AND ADDRESS                                    POSITION


CENTRAL AND SOUTH WEST SERVICES, INC.

Richard H. Bremer (1)         Dallas, TX                P
E. R. Brooks                  Dallas, TX            D,CH&CEO
T. D. Churchwell              Tulsa, OK                 D
R. Russell Davis              Tulsa, OK                 C
Leslie E. Dillahunty          Dallas, TX               VP
M. Bruce Evans                Corpus Christi, TX        D
Glenn Files                   Dallas, TX                D
A. Dean Fuller                Dallas, TX               VP
T. M. Hagan                   Dallas, TX              D&SVP
Wendy G. Hargus               Dallas, TX                T
Lana Hillebrand               Dallas, TX               VP
Preston Kissman               Tulsa, OK                VP
Venita McCellon-Allen         Dallas, TX            D,SVP&AS
Ferd. C. Meyer, Jr.           Dallas, TX                D
Floyd W. Nickerson            Abilene, TX               D
Kenneth C. Raney, Jr.         Dallas, TX                S
Mark Roberson                 Dallas, TX               VP
Glenn D. Rosilier             Dallas, TX                D
John Saenz (2)                Tulsa, OK                VP
Thomas V. Shockley, III       Dallas, TX                D
Michael D. Smith              Shreveport, LA            D
Jana P. Soward                Tulsa, OK                AT
Gerald E. Vaughn              Corpus Christi, TX       VP
Richard P. Verret (3)         Dallas, TX                P
E. Michael Williams           Dallas, TX               VP
Lori A. Wright                Tulsa, OK                AC
Waldo Zerger                  Tulsa, OK                VP
Robert L. Zemanek (4)         Dallas, TX                P

(1) Mr. Bremer is President of Central and South West Services, Inc. -- Energy Services.
(2)   Mr. Saenz left the company in February, 1998.
(3) Mr. Verret is President of Central and South West Services, Inc. -- Power Generation.
(4) Mr. Zemanek is President of Central and South West Services, Inc. -- Energy Delivery.

NAME AND ADDRESS                                    POSITION


CSW LEASING, INC.

E. R. Brooks                  Dallas, TX              D&CH
Kenneth I. Brown              New York, NY             SVP
Lawrence B. Connors           Dallas, TX                C
Glenn Files                   Dallas, TX               VP
Ira Finkelson                 New York, NY             AS
Barbara  Galaini              New York, NY             AC
Wendy G. Hargus               Dallas, TX                T
C. Jeffrey Knittle            New York, NY             SVP
Ferd. C. Meyer, Jr.           Dallas, TX              D,VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX               D&P
Leo Sheer                     New York, NY             AS
Thomas V. Shockley, III       Dallas, TX              D,VP
Jean B. Stein                 New York, NY             SVP
Nikita Zdanow                 New York, NY              D


CSW CREDIT, INC.

E. R. Brooks                  Dallas, TX              D&CH
Lawrence B. Connors           Dallas, TX                C
Glenn Files                   Dallas, TX                D
T. M. Hagan                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX               VP
Venita McCellon-Allen         Dallas, TX              D&AS
Ferd. C. Meyer, Jr.           Dallas, TX                D
Stacy Newman Corrie           Dallas, TX               AT
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX               D&P
Thomas V. Shockley, III       Dallas, TX                D
Stephen D. Wise               Dallas, TX                T

NAME AND ADDRESS                                    POSITION


CSW COMMUNICATIONS, INC. (1)

Michael L. Babin              Austin, TX               GM
Richard H. Bremer             Dallas, TX                D
E. R. Brooks                  Dallas, TX                D
Lawrence B. Connors           Dallas, TX                C
Glenn Files                   Dallas, TX                D
T. M. Hagan                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Venita McCellon-Allen         Dallas, TX                D
Ferd. C. Meyer, Jr.           Dallas, TX                D
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX                D
Donald A. Shahan (2)          Austin, TX               D&P
Thomas V. Shockley, III       Dallas, TX                D
Jana P. Soward                Tulsa, OK                AT

(1) Effective March 11, 1998, CSW Communications, Inc. was renamed C3 Communictions, Inc. (2) Donald A. Shahan resigned in February, 1998.


CSWC SOUTHWEST HOLDINGS, INC.

Michael L. Babin              Austin, TX              VP&S
Donald A. Shahan (1)          Austin, TX               D&P

(1) Donald A. Shahan resigned in February, 1998.


CSWC TELECHOICE MANAGEMENT, INC.

Michael L. Babin              Austin, TX              VP&S
Donald A. Shahan (1)          Austin, TX               D&P

(1) Donald A. Shahan resigned in February, 1998.


CSW/ICG CHOICECOM MANAGEMENT, L.L.C.

Michael L. Babin              Austin, TX                D
Carey M. Balzer               Austin, TX                P
Henry R. Carabelli            Englewood, CO             D
John R. Gilliland             Austin, TX               VP
Wendy G. Hargus               Dallas, TX                T
Nancy R. Hayes                Austin, TX            VP&CFO&S
Sheldon S. Ohringer           Englewood, CA             D
Terrell Poth                  Austin, TX              VP&AS
Donald A. Shahan (1)          Austin, TX                D

(1) Donald A. Shahan resigned in February, 1998.

NAME AND ADDRESS                                    POSITION


CSWC TELECHOICE, INC.

Michael L. Babin              Austin, TX              VP&S
Donald A. Shahan (1)          Austin, TX               D&P

(1) Donald A. Shahan resigned in February, 1998.


CSW ENERGY, INC.

Lee D. Atkins                 Dallas, TX               VP
Sandra S. Bennett             Dallas, TX                C
E. R. Brooks                  Dallas, TX              D&CM
Stacy Newman Corrie           Dallas, TX               AT
Terry D. Dennis               Dallas, TX             D,P&CEO
Glenn Files                   Dallas, TX                D
Paul E. Graf                  Dallas, TX               VP
T. M. Hagan                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Alphonso R. Jackson (1)       Dallas, TX               VP
Venita McCellon-Allen         Dallas, TX                D
Ferd. C. Meyer, Jr.           Dallas, TX                D
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX                D
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&VCM
Stephen D. Wise               Dallas, TX               AT

(1) Mr. Jackson accepted a position with CSW Corporation and resigned from CSW Energy.


CSW DEVELOPMENT-I, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX            D,P & CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Eddie D. Peebles              Dallas, TX                C
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM

NAME AND ADDRESS                                    POSITION


POLK POWER GP II, INC.

Lee D. Atkins                 Dallas, TX                D
J. S. Brown                   Houston, TX              CFO
J.R. Cunningham               Dallas, TX              D&CEO
W. S. Garrett                 Houston, TX               D
Michael T. Moran              Dallas, TX               D&P
Philip T. Schnorbach          Dallas, TX                S
D.L. Siddall                  Houston, TX              AS
A. Wade Smith                 Lakeland, FL             GM


POLK POWER GP, INC.

Lee D. Atkins                 Dallas, TX                D
J. S. Brown                   Houston, TX              CFO
J.R. Cunningham               Houston, TX             D&CEO
W. S. Garrett                 Houston, TX               D
Michael T. Moran              Dallas, TX               D&P
Philip T. Schnorbach          Dallas, TX                S
D.L. Siddall                  Houston, TX              AS
A. Wade Smith                 Lakeland, FL             GM


ORANGE COGENERATION GP II, INC.

Lee D. Atkins                 Dallas, TX                D
J. S. Brown                   Houston, TX              CFO
J.R. Cunningham               Houston, TX              D&P
W. S. Garrett                 Houston, TX               D
Michael T. Moran              Dallas, TX             D & CEO
Philip T. Schnorbach          Dallas, TX               AS
D.L. Siddall                  Houston, TX               S
A. Wade Smith                 Lakeland, FL             GM


ORANGE COGENERATION G.P., INC.

Lee D. Atkins                Dallas, TX                D
J. S. Brown                  Houston, TX              CFO
J.R. Cunningham              Houston, TX              D&P
W. S. Garrett                Houston, TX               D
Michael T. Moran             Dallas, TX              D&CEO
Philip T. Schnorbach         Dallas, TX               AS
D.L. Siddall                 Houston, TX               S
A. Wade Smith                Lakeland, FL             GM

NAME AND ADDRESS                                    POSITION


CSW MULBERRY II, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS


CSW MULBERRY, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS


NOAH I POWER GP, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS


CSW ORANGE II, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS

NAME AND ADDRESS                                    POSITION


CSW ORANGE, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS



ORANGE COGEN FUNDING CORP.

Lee D. Atkins                 Dallas, TX                D
J.S. Brown                    Houston, TX              CFO
J.R. Cunningham               Houston, TX             D & P
W.S. Garrett                  Houston, TX               D
Michael T. Moran              Dallas, TX             D & CEO
Philip T. Schnorbach          Dallas, TX                S
D.L. Siddall                  Houston, TX              AS
A. Wade Smith                 Lakeland, FL             GM


CSW DEVELOPMENT-II, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Eddie D. Peebles              Dallas, TX                C
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW FT. LUPTON, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM

NAME AND ADDRESS                                    POSITION


NEWGULF POWER VENTURE, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW SWEENY GP I, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW SWEENY GP II, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS


CSW SWEENY LP I, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM

NAME AND ADDRESS                                    POSITION


CSW SWEENY LP II, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX               D&P
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS


CSW DEVELOPMENT-3, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Eddie D. Peebles              Dallas,TX                 C
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW NORTHWEST GP, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW NORTHWEST LP, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&CM

NAME AND ADDRESS                                    POSITION


CSW POWER MARKETING, INC.

Terry D. Dennis               Dallas, TX             D,P&CEO
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW NEVADA, INC.

Lee D. Atkins                 Dallas, TX              D&VP
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX              D&VP
Wendy G. Hargus               Dallas, TX                T
Michael T. Moran              Dallas, TX              D&VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX                D


CSW SERVICES INTERNATIONAL, INC.

Lee D. Atkins                   Dallas, TX            D & VP
Sandra S. Bennett               Dallas, TX              C
Terry D. Dennis                 Dallas, TX          D,P & CEO
Paul E. Graf                    Dallas, TX            D & VP
Wendy G. Hargus                 Dallas, TX              T
Alphonso R. Jackson             Dallas, TX            D & VP
Michael T. Moran                Dallas, TX            D & VP
Kenneth C. Raney, Jr.           Dallas, TX              S
Philip T. Schnorbach            Dallas, TX              AS
Thomas V. Shockley, III         Dallas, TX            D & CM


DIVERSIFIED ENERGY CONTRACTORS COMPANY, LLC

Lee D. Atkins                   Dallas, TX              VP
Sandra S. Bennett               Dallas, TX              T
D.L. Butynski                   Dallas, TX              P
Terry D. Dennis                 Dallas, TX             CEO
Paul E. Graf                    Dallas, TX              VP
Alphonso R. Jackson             Dallas, TX              VP
Michael T. Moran                Dallas, TX              VP
Philip T. Schnorbach            Dallas, TX              S

NAME AND ADDRESS                                    POSITION


DECCO II LLC

Lee D. Atkins                   Dallas, TX              VP
Sandra S. Bennett               Dallas, TX              VP
D.L. Butynski                   Dallas, TX              P
Terry D. Dennis                 Dallas, Tx             CEO
Paul E. Graf                    Dallas, TX              VP
Alphonso R. Jackson             Dallas, TX              VP
Michael T. Moran                Dallas, TX              VP
Philip T. Schnorbach            Dallas, TX              VP


CSW INTERNATIONAL, INC.

Lee D. Atkins                 Dallas, TX               VP
Sandra S. Bennett             Dallas, TX                C
E. R. Brooks                  Dallas, TX              D&CM
Stacy Newman Corrie           Dallas, TX               AT
Terry D. Dennis               Dallas, TX             D,P&CEO
Glenn Files                   Dallas, TX                D
Paul E. Graf                  Dallas, TX               VP
T. M. Hagan                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Alphonso R. Jackson (1)       Dallas, TX               VP
Venita McCellon-Allen         Dallas, TX                D
Steve McDonnell               Dallas, TX               VP
Ferd. C. Meyer, Jr.           Dallas, TX                D
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX                D
Philip  T. Schnorbach         Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&VCM
Steve D. Wise                 Dallas, TX               AT

(1) Mr. Jackson accepted a position with CSW Corporation and resigned from CSW International, Inc.


CSW INTERNATIONAL TWO, INC.

Lee D. Atkins                 Dallas, TX               VP
Sandra S. Bennett             Dallas, TX                C
E. R. Brooks                  Dallas, TX               CM
Terry D. Dennis               Dallas, TX              P&CEO
Paul E. Graf                  Dallas, TX               VP
Wendy G. Hargus               Dallas, TX                T
Ferd. C. Meyer, Jr.           Dallas, TX              VP&GC
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX               VP
Thomas V. Shockley, III       Dallas, TX               VCM

NAME AND ADDRESS                                    POSITION


CSW UK FINANCE COMPANY

T. J. Ellis                   Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
G. D. Rosilier                Dallas, TX                D
Thomas V. Shockley, III       Dallas, TX              D&CM


CSW INVESTMENTS

T. J. Ellis                   Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West            CFO
                              Sussex, UK
G. D. Rosilier                Dallas, TX                D
Thomas V. Shockley, III       Dallas, TX              D&CM


SEEBOARD GROUP PLC

E. R. Brooks                  Dallas, TX                D
T. J. Ellis                   Crawley, West           D&CM
                              Sussex, UK
M. H. Madison                 Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
Thomas V. Shockley, III       Dallas, TX                D
A. R. Smith (1)               Crawley, West             D
                              Sussex, UK
J. Weight                     Crawley, West             D
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.


SEEBOARD (GENERATION) LIMITED

T. J. Ellis                   Crawley, West            CM
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (1)               Crawley, West             D
                              Sussex, UK
J. Weight                     Crawley, West             D
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.

NAME AND ADDRESS                                    POSITION


MEDWAY POWER LIMITED

C. J. Daniels                 Crawley, West             D
                              Sussex, UK
M. Fitzpatrick                Richmond, Surrey,         D
                              UK
J. Hart                       Maidenhead,               D
                              Berkshire, UK
S. Matthews                   Maidenhead,               D
                              Berkshire, UK
R. A. Page (1)                Hove, East Sussex,        D
                              UK
R. C. Sansom (1)              Crawley, West             D
                              Sussex, UK
B. Smith                      Maidenhead,               D
                              Berkshire, UK
P. Stinson                    Isle of Grain,            D
                              Kent, UK
S. Vassileou                  Isle of Grain,            S
                              Kent, UK

(1) R. A. Page and R.C. Sansom resigned in February 1998 when H.C. Cadoux-Hudson and J.E. Tame were appointed.


SEEBOARD NATURAL GAS LIMITED

T. J. Ellis                   Crawley, West             D
                              Sussex, UK
S. Gutteridge                 Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West            D&S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (1)               Crawley, West             D
                              Sussex, UK
J. Weight                     Crawley, West             D
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.


BEACON GAS LIMITED

M. J. Ambrose                 London, UK                D
R. Johnston                   London, UK                D
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK


SEEBOARD PLC

H. Cadoux-Hudson              Crawley, West             C
                              Sussex, UK
T. J. Ellis                   Crawley, West        D,CM & CEO
                              Sussex, UK
M. A. Nagle                   Crawley, West           S&GC
                              Sussex, UK
M. J. Pavia                   Crawley, West           D&CFO
                              Sussex, UK
P. J. Privett                 Crawley, West            DCS
                              Sussex, UK
A. R. Smith (1)               Crawley, West            MD
                              Sussex, UK
J. Weight                     Crawley, West          MD&COO
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.

NAME AND ADDRESS                                    POSITION


APPLIANCE PROTECT LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


DIRECT POWER LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


DIRECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


ELECTRICITY (UK) LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


ELECTRICITY 2000 LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


ENERGY EXPRESS LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


FIRST ELECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


FIRST GAS LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


GAS 2000 LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK

NAME AND ADDRESS                                    POSITION


HOME ELECTRICITY COMPANY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


HOME ENERGY COMPANY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


HOME GAS COMPANY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


HOME POWER COMPANY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


HORIZON NATURAL GAS LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


LIGHT & POWER (UK) LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


LONGFIELD INSURANCE COMPANY LIMITED

H. C. Arnold                  Douglas, Isle of          D
                              Man, UK
R. J. Jackson                 Crawley, West             D
                              Sussex, UK
M. A. G. Linck                Douglas, Isle of         CM
                              Man, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
G. Stuart                     Douglas, Isle of          D
                              Man, UK


POWERCARE LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK

NAME AND ADDRESS                                    POSITION


PREMIER ELECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


PREMIER UTILITIES LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SEEB LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SEEBOARD (CONSULTING) LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SEEBOARD (DISTRIBUTION) LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SEEBOARD EMPLOYMENT SERVICES LIMITED (1)

T. J. Ellis                   Crawley, West           D&CM
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (2)               Crawley, West             D
                              Sussex, UK
J. Weight                     Crawley, West             D
                              Sussex, UK

(1) SEEBOARD Employment Services Limited changed its name from SEEBOARD (Property Development) Limited on 2 April 1998.
(2) A.R. Smith resigned in January 1998.


SEEBOARD INSURANCE COMPANY LIMITED

H. C. Arnold                  Douglas, Isle of          D
                              Man, UK
M. A. G. Linck                Douglas, Isle of         CM
                              Man, UK
M. A. Nagle                   Crawley, West             D
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
G. Stuart                     Douglas, Isle of          D
                              Man, UK

NAME AND ADDRESS                                    POSITION


SEEBOARD FINAL SALARY PENSION PLAN TRUSTEE COMPANY LIMITED

M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (1)               Crawley, West            CM
                              Sussex, UK
A. M. Watts                   Crawley, West            D&S
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.


SEEBOARD INTERNATIONAL LIMITED

J. Croxford                   Crawley, West             D
                              Sussex, UK
A. J. K. Goodwin              Crawley, West             D
                              Sussex, UK
P. S. Hofman                  Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
J. Weight                     Crawley, West            CM
                              Sussex, UK


SEEBOARD PENSION INVESTMENT PLAN TRUSTEE COMPANY LIMITED

M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (1)               Crawley, West            CM
                              Sussex, UK
A. M. Watts                   Crawley, West            D&S
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.


SEEBOARD POWERLINK LIMITED

P. S. Hofman (2)              Crawley, West             D
                              Sussex, UK
M. A. Nagle (1)               Crawley, West             S
                              Sussex, UK
J. Weight (2)                 Crawley, West             D
                              Sussex, UK

(1) M. A. Nagle resigned as Director in July 1997 when he was appointed Company Secretary.
(2) P.S. Hofman and J. Weight were appointed Directors in July 1997.


SEEBOARD SHARE SCHEME TRUSTEES LIMITED

M. A. Nagle                   Crawley, West            D&S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK


SEEBOARD TRADING LIMITED

T. J. Ellis                   Crawley, West           D&CM
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK
A. R. Smith (1)               Crawley, West             D
                              Sussex, UK
J. Weight                     Crawley, West             D
                              Sussex, UK

(1) A.R. Smith resigned in January 1998.

NAME AND ADDRESS                                    POSITION


SEEPOWER LIMITED

M. A. Nagle (1)               Crawley, West             S
                              Sussex, UK
M. J. Pavia (2)               Crawley, West             D
                              Sussex, UK
J. Weight (2)                 Crawley, West             D
                              Sussex, UK

(1) M. A. Nagle resigned as Director and was appointed Secretary in February
    1997.
(2) M. J. Pavia and J. Weight  were appointed Directors in February 1997.


SELECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SOUTH COAST POWER LIMITED

P. E. Graf (1)                Dallas, Texas             D
E. Kolodziej Jr. (1)          Dallas, Texas             D
S. J. Lawrie (2)              Glasgow, UK               S
M. J. Ruston (3)              Glasgow, UK               D
K. L. Vowles (3)              Glasgow, UK               D

(1) P. E. Graf and E. Kolodziej Jnr were appointed Directors in August 1997.
(2) S. J. Lawrie was appointed Company Secretary in May 1997.
(3) M. J. Ruston and K. L. Vowles were appointed Directors in June 1997


SOUTH EASTERN ELECTRICITY BOARD LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SOUTH EASTERN ELECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SOUTH EASTERN SERVICES LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


SOUTH EASTERN UTILITIES LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK

NAME AND ADDRESS                                    POSITION


SOUTHERN GAS LIMITED

R. A. Danes (1)               Crawley, West             D
                              Sussex, UK
M. A. Nagle                   Crawley, West             S
                              Sussex, UK
M. J. Pavia                   Crawley, West             D
                              Sussex, UK

(1) R. A. Danes was appointed Director in October 1997 and resigned in February 1998.


TORCH NATURAL GAS LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


UK DATA COLLECTION SERVICES LIMITED

M. N. Eggleton             Milton Keynes,              D&CM
                           Buckinghamshire, UK
J. C. W. O'Reilly          Milton Keynes,                D
                           Buckinghamshire, UK
M. Booth                   Milton Keynes,                D
                           Buckinghamshire, UK
J. Stanton                 Milton Keynes,                D
                           Buckinghamshire, UK


UK ELECTRICITY LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


UK LIGHT AND POWER LIMITED

M. A. Nagle                   Crawley, West             D
                              Sussex, UK
S. G. Tormey                  Crawley, West            D&S
                              Sussex, UK


CSW INTERNATIONAL THREE, INC.

Lee D. Atkins                 Dallas, TX               VP
Sandra S. Bennett             Dallas, TX                C
E. R. Brooks                  Dallas, TX               CM
Terry D. Dennis               Dallas, TX              P&CEO
Paul E. Graf                  Dallas, TX               VP
Wendy G. Hargus               Dallas, TX                T
Ferd. C. Meyer, Jr.           Dallas, TX              VP&GC
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX               VP
Thomas V. Shockley, III       Dallas, TX               VCM

NAME AND ADDRESS                                    POSITION


CSW INTERNATIONAL  (U.K), INC.

Lee D. Atkins                 Dallas, TX               VP
Sandra S. Bennett             Dallas, TX                C
E. R. Brooks                  Dallas, TX              D&CM
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX               VP
Wendy G. Hargus               Dallas, TX                T
Ferd. C. Meyer, Jr.           Dallas, TX             D,VP&GC
Michael T. Moran              Dallas, TX               VP
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX              D&VP
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&VCM


ENERGIA INTERNACIONAL DE CSW, S.A. DE C.V.

Terry D. Dennis               Dallas, TX               D&S
Paul E. Graf                  Dallas, TX               D&T
Michael T. Moran              Dallas, TX                D
Thomas V. Shockley, III       Dallas, TX               D&P


ACELTEK, S. DE R.L. DE C.V.

PAUL E. GRAF                  Dallas, TX                D
     Alternate: Shariar       Dallas, TX           Alternate D
                 Shabba
MICHAEL T. MORAN              Dallas, TX                D
     Alternate: J. Emberger   Dallas, TX           Alternate D
ALEJANDRO MORENO              Monterrey, Mexico         D
     Alternate: Sergio Olaiz  Monterrey, Mexico    Alternate D
RAFAEL OJEDA                  Monterrey, Mexico        D&S
     Alternate: Arturo        Monterrey, Mexico    Alternate:D&S
                 Gutierrez
JUAN LUIS SAN JOSE            Monterrey, Mexico         D
     Alternate: Ramiro Garcia Monterrey, Mexico    Alternate D
JOSE DE JESUS VALDEZ          Monterrey, Mexico         D
     Alternate: Nelson        Monterrey, Mexico    Alternate D
                 Arizmendi

NAME AND ADDRESS                                    POSITION


ENERTEK, S.A. DE C.V.

PAUL E. GRAF                  Dallas, TX                D
     Alternate: Shariar       Dallas, TX           Alternate D
                 Shabba
MICHAEL T. MORAN              Dallas, TX                D
     Alternate: J. Emberger   Dallas, TX           Alternate D
ALEJANDRO MORENO              Monterrey, Mexico         D
     Alternate: Sergio Olaiz  Monterrey, Mexico    Alternate D
RAFAEL OJEDA                  Monterrey, Mexico        D&S
     Alternate: Arturo        Monterrey, Mexico    Alternate:D&S
                 Gutierrez
JUAN LUIS SAN JOSE            Monterrey, Mexico         D
     Alternate: Ramiro Garcia Monterrey, Mexico    Alternate D
JOSE DE JESUS VALDEZ          Monterrey, Mexico         D
     Alternate: Nelson        Monterrey, Mexico    Alternate D
                 Arizmendi


CINERGY, S. DE R.L. DE C.V.

Officers and directors unavailable.


SERVICIOS CORPORATIVOS INDUSTRIALES DEL NORESTE, S.A. DE C.V.

Officers and directors unavailable.


SERVICIOS INDUSTRIALES Y ADMINISTRATIVOS DEL NORESTE, S. DE R.L. DE C.V.

Officers and directors unavailable.

CSW INTERNATIONAL, INC. (CAYMAN)

Lee D. Atkins                 Dallas, TX               VP
E. R. Brooks                  Dallas, TX              D&CM
Terry D. Dennis               Dallas, TX             D,P&CEO
Paul E. Graf                  Dallas, TX               VP
Wendy G. Hargus               Dallas, TX                T
Ferd. C. Meyer, Jr.           Dallas, TX             D,VP&GC
Michael T. Moran              Dallas, TX               VP
Eddie D. Peebles              Dallas, TX                C
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX              D&VP
Philip T. Schnorbach          Dallas, TX               AS
Thomas V. Shockley, III       Dallas, TX              D&VCM

NAME AND ADDRESS                                    POSITION


CSW  VALE  L.L.C.

Lee D. Atkins                  Dallas, TX              D&VP
Terry D. Dennis                Dallas, TX              D&P
Paul E. Graf                   Dallas, TX              D&VP
Alphonso R. Jackson            Dallas, TX              D&VP
Michael T. Moran               Dallas, TX              D&VP
Eddie D. Peebles               Dallas, TX               T
Philip T. Schnorbach           Dallas, TX               S


EMPRESA DE ELECTRICIDADE VALE DE PARANAPANEMA S.A.

Alberto Jose  Rodrigues Alves Sao Paulo, Brazil           D
Sebastiao Bimbati             Sao Paulo, Brazil           T
Jose Theodoro Alves De Araujo Sao Paulo, Brazil           D
Fernando Artigas Girogi       Sao Paulo, Brazil           D
Jose Alberto Artigas Giorgi   Sao Paulo, Brazil           D
Jose Giorgi Junior            Sao Paulo, Brazil         D&CM
Natal Mauri                   Sao Paulo, Brazil           D
Carlos Padovan                Sao Paulo, Brazil           D
Laudo Vota Brancato           Sao Paulo, Brazil           D


CSW POWER DO BRAZIL LTDA.

CSW Vale, LLC , Grand Cayman  Cayman Islands, British    Managing Partner
                              West Indies
Camila da Motta P Alves de    Sao Paulo, Brazil          Delegate Manager
                   Aroujo


S.C.E.L.  EMPREENDIMENTOS PARTICIPACOES  LTDA.

CSW Vale, LLC, Grand Cayman   Cayman Islands, British  Managing Partner
                              West Indies
 Camila da Motta P Alves de   Sao Paulo, Brazil        Delegate Manager
                     Arujo



CSW COELBA L.L.C.

Lee D. Atkins                    Dallas, TX           D & VP
Sandra S. Bennett                Dallas, TX             T
Terry D. Dennis                  Dallas, TX           D & P
Paul E. Graf                     Dallas, TX           D & VP
Alphonso R. Jackson              Dallas, TX           D & VP
Michael T. Moran                 Dallas, TX           D & VP
Philip T. Schnorbach             Dallas, TX             S

NAME AND ADDRESS                                    POSITION


COELBA FUNDING COMPANY L.L.C.

Alberto .J.R. Alves              Sao Paulo, Brazil    D & VP
Sandra S. Bennett                Dallas, TX             T
Terry D. Dennis                  Dallas, TX           D & P
Paul E. Graf                     Dallas, TX           D & VP
J.Q. de Moraes, Jr.              Sao Paulo, Brazil    D & VP
Philip T. Schnorbach             Dallas, TX             S


LATIN AMERICAN ENERGY HOLDINGS, INC.

Lee D. Atkins                    Dallas, TX           D & VP
Sandra S. Bennett                Dallas, TX             C
Terry D. Dennis                  Dallas, TX         D,P & CEO
Paul E. Graf                     Dallas, TX           D & VP
Wendy G. Hargus                  Dallas, TX             T
Alphonso R. Jackson              Dallas, TX           D & VP
Michael T. Moran                 Dallas, TX           D & VP
Kenneth C. Raney, Jr.            Dallas, TX             S
Philip T. Schnorbach             Dallas, TX             AS


CHILE ENERGY HOLDINGS L.L.C.

Lee D. Atkins                    Dallas, TX           D & VP
Sandra S. Bennett                Dallas, TX             C
Terry D. Dennis                  Dallas, TX           D & P
Paul E. Graf                     Dallas, TX           D & VP
Wendy G. Hargus                  Dallas, TX             T
Alphonso R. Jackson              Dallas, TX           D & VP
Michael T. Moran                 Dallas, TX           D & VP
Philip T. Schnorbach             Dallas, TX             S


CSW INTERNATIONAL ENERGY DEVELOPMENT, LTD.

P. Dinan                          Port Louis,            D
                                  Mauritius
Paul E. Graf                      Dallas, TX             D
U.K. Gujadhur                     Port Louis,            D
                                  Mauritius
T.K. Light                        Dallas, TX             D
Michael T. Moran                  Dallas, TX             D


TENASKA CSW INTERNATIONAL, LTD.

P. Dinan                         Port Louis, Mauritius   D
Paul E. Graf                     Dallas, TX              D
U.K. Gujadhur                    Port Louis, Mauritius   D
Michael T. Moran                 Dallas, TX              D
P.G. Smith                       Omaha, NE               D
R.R. Tanner                      Omaha, NE               D

NAME AND ADDRESS                                    POSITION


ENERSHOP INC.

Richard H. Bremer             Dallas, TX               D&P
E. R. Brooks                  Dallas, TX                D
Lawrence B. Connors           Dallas, TX                C
Glenn Files                   Dallas, TX                D
T. M. Hagan                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Venita McCellon-Allen         Dallas, TX                D
Ferd. C. Meyer, Jr.           Dallas, TX                D
Mike Montgomery               Dallas, TX               MD
David J. Pickles              Dallas, TX               AS
Kenneth C. Raney, Jr.         Dallas, TX                S
Glenn D. Rosilier             Dallas, TX                D
Thomas V. Shockley, III       Dallas, TX                D
Jana P. Soward                Tulsa, OK                AT


CSW ENERGY SERVICES, INC.

Richard H. Bremer             Dallas, TX               D,P
Shirley Briones               Tulsa, OK                AS
Glenn Files                   Dallas, TX                D
Wendy G. Hargus               Dallas, TX                T
Kenneth C. Raney, Jr.         Dallas, Tx                S
John Saenz (1)                Tulsa, OK               D,VP
Thomas V. Shockley, III       Dallas, TX                D
Jana P. Soward                Tulsa, OK                AT

(1) Mr. Saenz left the company in February 1998.

NOTE: Other System companies are entities not having officers and directors.
      Positions are indicated above by the following symbols:

AC    --  Assistant Controller
AGC   --  Assistant General Counsel
AS    --  Assistant Secretary
AT    --  Assistant Treasurer
C     --  Controller
CEO   --  Chief Executive Officer
CFO   --  Chief Financial Officer
CM    --  Chairman
CMPT  --  Comptroller
COO   --  Chief Operating Officer
D     --  Director
DCS   --  Director, Customer Services
EVP   --  Executive Vice President
GC    --  General Counsel
GM    --  General Manager
MD    --  Managing Director
P     --  President
S     --  Secretary
SVP   --  Senior Vice President
T     --  Treasurer
VP    --  Vice President
VCM   --  Vice Chairman

ITEM 6.  OFFICERS AND DIRECTORS - PART II.

Financial Connections - The following is a list, as of December 31, 1997, of all officers and directors of each System company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.
                                                Position
                                                 Held in  Applicable
   Name of                                      Financial Exemption
   Officer
 or Director    Name and Location of Financial  Institution Rules
                         Institution
     (1)                     (2)                   (3)       (4)
---------------------------------------------------------------------
CENTRAL AND SOUTH WEST CORPORATION

Robert W.      Salomon Brothers Fund, New       Director  Rule 70(b)
  Lawless        York, NY
               Salomon Brothers Capital Fund,   Director  Rule 70(b)
                 New York, NY
               Salomon Brothers Investors       Director  Rule 70(b)
                 Fund, New York, NY

James L.       Southwest Bancorp of Sanderson,  Director  Rule 70(a)
  Powell         Sanderson, TX
               First National Bank, Mertzon, TX Advisory  Rule 70(a)
                                                Director

CENTRAL POWER AND LIGHT COMPANY

Pete Morales,   The Bank of Texas, Devine, TX   Director  Rule 70(c)
  Jr.

PUBLIC SERVICE COMPANY OF OKLAHOMA

Paul K.        Nations Bank - Tulsa, Tulsa, OK  Advisory  Rule 70(c)
  Lackey, Jr.                                   Director

SOUTHWESTERN ELECTRIC POWER COMPANY

Dr. Frederick  First State National Bank,       Director  Rule 70(c)
  E. Joyce       Texarkana, TX                  Director
               State First Financial                      Rule 70(c)
                 Corporation, Texarkana, TX
               First Commercial Corporation,    Director  Rule 70(c)
                 Little Rock, AR

John M. Lewis  The Bank of Fayetteville,        Director  Rule 70(c)
                 Fayetteville, AR

William C.     Deposit Guaranty Bank,           Director  Rule 70(c)
  Peatross       Shreveport, LA

WEST TEXAS UTILITIES COMPANY

Dian G. Owen   First Financial Bankshares,      Director  Rule 70(c)
                 Inc., Abilene, TX
               First National Bank of Abilene,  Director  Rule 70(c)
                 Abilene, TX

James M.       First Financial Bankshares,      Director  Rule 70(c)
  Parker         Inc., Abilene, TX;
               First National Bank of Abilene,  Director  Rule 70(c)
                 Abilene, TX

F. L. Stephens Norwest Texas, Lubbock, TX       Director  Rule 70(c)

ITEM 6.  OFFICERS AND DIRECTORS - PART III.

(A) AND (B) DIRECTORS' AND EXECUTIVE OFFICERS' COMPENSATION AND SECURITY INTERESTS.

Information concerning compensation and interests in system securities is set forth on Exhibit F-1 to this Form U5S and is incorporated herein by reference.


(C) DIRECTORS' AND EXECUTIVE OFFICERS' CONTRACTS AND TRANSACTIONS WITH SYSTEM COMPANIES.

During 1997, CSW retained Mr. Glenn Biggs, a current member of the CSW Board, under an agreement to pursue special business development activities in Mexico on behalf of CSW. For the year ended December 31, 1997, CSW paid Mr. Biggs $120,000 pursuant to this agreement. Effective March 18, 1998, Mr. Biggs resigned his position as a director of CSW. Mr. Biggs had not previously been nominated for reelection to the CSW Board. In connection with his resignation, Mr. Biggs' consulting arrangement was terminated. CSW and Mr. Biggs entered into an agreement pursuant to which Mr. Biggs was paid, a lump sum for, among other things, his benefit under certain compensation plans and to pay his director and CSW Board committee fees through May 1998 and his consulting fees through March 1998. Pursuant to that agreement, Mr. Biggs and his spouse are also entitled to continued medical and dental coverage under the CSW Medical Plan for Outside Directors and CSW has agreed to maintain the memorial gift program for Mr. Biggs.


(D)  INDEBTEDNESS OF DIRECTORS OR EXECUTIVE OFFICERS TO SYSTEM COMPANIES.

None.


(E) DIRECTORS' AND EXECUTIVE OFFICERS' PARTICIPATION IN BONUS AND PROFIT-SHARING ARRANGEMENTS AND OTHER BENEFITS.

See Exhibit F-1 for a description of the participation of directors and executive officers of System companies in bonus and profit-sharing arrangements and other benefits.


(F) DIRECTORS' AND EXECUTIVE OFFICERS' RIGHTS TO INDEMNITY.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of Central and South West Corporation and all subsidiary companies are insured under directors' and officers' liability policies issued to Central and South West Corporation by Federal Insurance Company, Warren, New Jersey; Associated Electric & Gas Insurance Services, Ltd. Hamilton, Bermuda; Energy Insurance Mutual, Ltd.,Tampa, Florida; A.C.E. Insurance Company, Ltd., Hamilton, Bermuda; Starr Excess Liability Insurance Company, Ltd., Hamilton, Bermuda; and X. L. Insurance Company, Ltd., Hamilton, Bermuda. All policies are for the period April 27, 1997 to April 27, 1998. The Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS.

(1) CSW and several of its subsidiaries have established political action committees and have incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.
(2) Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows for 1997:

NAME OF
COMPANY  NAME OF RECIPIENT OF BENEFICIARY       PURPOSE          ACCOUNT CHARGED            AMOUNT
--------------------------------------------------------------------------------------------------

CPL      Less than $10,000- 32 Beneficiaries    Area Development Inc Ded: A & G. Expense   $44,324

PSO      Less than $10,000-  4 Beneficiaries    Area Development Inc Ded, Dist; Cust         7,200
                                                                 Svc; A&G Exp
         Less than $10,000- 93 Beneficiaries    Civic Activities Inc Ded, Dist; Cust        85,296
                                                                 Svc; A&G Exp
         Downtown Tulsa Unlimited,              Area Development Inc Ded, Dist; Cust        33,233
           Inc.                                                  Svc; A&G Exp
         Metropolitan Tulsa Chamber of Commerce Civic Activity   Inc Ded, Dist; Cust        72,450
                                                                 Svc; A&G Exp
         Oklahoma State Chamber of Commmerce    Civic Activity   Inc Ded, Dist; Cust        46,364
                                                                 Svc; A&G Exp
         Lawton Chamber of Commerce             Civic Activity   Inc Ded, Dist; Cust        12,381
                                                                 Svc; A&G Exp

SWEPCO   Less than $10,000 - 54 Beneficiaries   Civic Activity   Inc Ded, Dist; Cust        42,562
                                                                 Svc; A&G Exp
         Shreveport Chamber of Commerce         Civic Activity   Inc Ded; Cust Svc; A&G Exp 38,260
         Texarkana Chamber of Commerce          Civic Activity   Inc Ded; Cust Svc;         11,092
                                                                 A&G Expense
         Springdale Chamber of Commerce         Civic Activity   Inc Ded; Dist, Cust        10,298
                                                                 Svc; A&G Exp

WTU      Less than $10,000 - 59 Beneficiaries   Area Development Inc Ded; Dist, Cust      30,938
                                                                 Svc; A&G Exp


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS.

Part I. Except those specifically excluded per reporting instructions, there were no contracts for services, including engineering or construction services, or goods supplied or sold by a System company to another System company for 1997.

The electric subsidiary companies have contracts with CSW Credit, Inc. for the sale of accounts receivable which were in effect at year-end 1997.

SERVING           RECEIVING                        DATE OF
COMPANY           COMPANY         COMPENSATION     CONTRACTS

CPL               CREDIT          $12,549,392      1/02/91
PSO               CREDIT            7,786,577      1/02/91
SWEPCO            CREDIT            9,704,642      1/02/91
WTU               CREDIT            3,875,757      1/02/91
                                  -----------
                                  $33,916,368
                                  -----------


Part II. The System companies had no contracts to purchase services or goods during 1997 from any affiliate (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities, except as reported in Item 6.

Part III. The following System companies employ those listed below for the performance on a continuing basis of management, supervisory or financial advisory services.

System companies participating in an insurance trust, the Risk Management Trust ("RMT"), administered by M. Wilson and Associates, Inc., under the direction of six Trustees, and the net amounts paid for services and for protection against property and casualty losses for 1997 were as follows:

          CPL                                     $7,810,519
          PSO                                      6,431,772
          SWEPCO                                   5,279,700
          WTU                                      2,759,729
          CENTRAL AND SOUTH WEST
          SERVICES,INC.                               54,597
                                                  ----------
                                                 $22,436,317
                                                  ----------

   As of December 31, 1997, Trustees of the RMT were:

    TRUSTEE           POSITION                    COMPANY

Allan F.             Director: Risk     Central and South West
McGilbra             Management          Services, Inc.
                     Department         Public Service Company of
                                         Oklahoma
                                        Central Power and Light
                                         Company
                                        Southwestern Electric
                                         Power Company
                                        West Texas Utilities
                                         Company

John P. Wilson       Manager:           Central and South West
                     Claims &           Services, Inc.
                     Litigation,        Public Service Company of
                     Risk                Oklahoma
                     Management         Central Power and Light
                     Department          Company
                                        Southwestern Electric
                                         Power Company
                                        West Texas Utilities
                                         Company

William N.           Treasurer &        Kentucky Utilities Company
English              Assistant
                     Secretary

James A.             Manager:           Kentucky Utilities Company
Brackney             Risk
                     Management
                     Department

Harold E.            Manager:           Wisconsin Power & Light
Gustrowsky           Risk                Company
                     Management
                     Department

Loren A. Farrey      Risk               Wisconsin Power & Light
                     Management          Company
                     Associate:
                     Risk
                     Management
                     Department




NOTE: On April 21, 1998, the participants of the RMT agreed to dissolve the RMT.
      A date for dissolution has not been set.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

PART I - FOREIGN UTILITY COMPANY


      SEEBOARD PLC

  (a) COMPANY, LOCATION, BUSINESS ADDRESS

      SEEBOARD plc
      Forest Gate, Brighton Road
      Crawley, West Sussex  RH11 9BH

  During 1996, CSW (UK) plc, an indirect wholly owned subsidiary of CSW acquired 100% control of the outstanding share capital of SEEBOARD, a regional electricity company in the United Kingdom, for an aggregate adjusted purchase price of approximately $2.1 billion. On September 3, 1996, CSW (UK) plc's interest in SEEBOARD was transferred to SEEBOARD Group plc.

  SEEBOARD's primary regulated businesses are the distribution and supply of electricity within its southeast England service area that covers approximately 3,000 square miles and through which it serves approximately 2 million customers. In addition to the distribution and supply of electricity, SEEBOARD is involved in gas supply, electricity generation, electrical contracting and retailing.

  The distribution of electricity is the core business of SEEBOARD. Electricity is transported from generating plants across the United Kingdom, via the National Grid, to points within SEEBOARD's geographical area, and then transformed to enter SEEBOARD's distribution system. At December 31, 1997, SEEBOARD's distribution system contained approximately 7,650 miles of overhead lines and approximately 19,900 miles of underground cables. The bulk of SEEBOARD's tangible fixed assets are currently employed in the distribution business.

  SEEBOARD's supply business consists of the bulk purchase of electricity and its sale to customers. The majority of electricity sold by SEEBOARD in its supply business is purchased through a pool created in 1990 for the bulk trading of electricity. The physical delivery of electricity via SEEBOARD's distribution network results in a cost to the supply business and income to the distribution business.


  (b) IDENTIFY TYPE AND AMOUNT OF CAPITAL INVESTED:
      IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
      IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW: IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK VALUE AND SALES PRICE OF TRANSFERRED ASSET:

  As of December 31, 1997, CSW had contributed approximately $829 million of the purchase price for the acquisition of SEEBOARD shares. Those funds, which were initially obtained through borrowings under the CSW Credit Agreement, have since been repaid by using the $398 million net proceeds from CSW's February 1996 common stock offering and $431 million of the proceeds from the sale of Transok.

  Additional acquisition funds were obtained from capital contributions and loans made to CSW (UK) plc (which has been replaced by SEEBOARD Group plc) by its sole shareholder, CSW Investments, which arranged the CSW Investments Credit Facility for that purpose. During the second half of 1996, borrowings under the CSW Investments Credit Facility were refinanced through several different transactions.

  As of December 31, 1997, the amount of debt outstanding related to the purchase of SEEBOARD shares was approximately $1.1 billion. Neither CSW nor CSWI, the indirect parent of CSW Investments and SEEBOARD Group plc, has guaranteed or is otherwise subject to recourse for such amounts borrowed.


  (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

  The following reported items are for the consolidated SEEBOARD Group (SEEBOARD plc, SEEBOARD Group plc, CSW Investments, CSW Finance Company, CSW International Two and CSW International Three).

  December 31, 1997 (millions)
   Ratio      1.19:1
   Debt    $ 1,087
   Equity     $   914

  1997 consolidated loss from the SEEBOARD Group (as defined above) was $58,993,987.


  (d) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

  None.

PART I - FOREIGN UTILITY COMPANY


EMPRESA DE ELETRICIDADE VALE PARANAPANEMA S. A.

  (a) COMPANY, LOCATION, BUSINESS ADDRESS:

      Empresa de Eletricidade Vale Paranapanema S.A.
      Avenida Paulista, No. 2439, 5th floor
      Sao Paulo, Sao Paulo
      Brazil


  (b) IDENTIFY TYPE AND AMOUNT OF CAPITAL INVESTED:
      IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
      IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW: IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK VALUE AND SALES PRICE OF TRANSFERRED ASSET:

  In October, 1997, CSW Vale L.L.C. purchased an additional 6,302,352 shares of the common stock and 18,726,220 shares of the Series "B" preferred stock of Empresa de Eletricidade Vale Paranapanema S.A. for a combined purchase price of $40,000,000. These funds were obtained through intercompany borrowings from CSW Energy, Inc. The combined holdings now total 21,498,447 shares (21.42%) of the common stock and 28,669,149 shares (100%) of the Series "B" preferred stock for a total investment of $80,050,515.


  (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

  The following reported items are for CSW International, Inc. consolidated (CSW International, Inc., CSW International, Inc. (Cayman) and CSW Vale L.L.C. as it relates to the Vale acquisition.

  December 31, 1997
   Ratio      12:1
   Debt    $80,050,515
   Equity     $6,808,490

  1997 equity earnings from Empresa de Electricidade Vale Paranapanema S. A. were $6,808,490.


  (d) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

  None

ENERTEK, S. A. DE C.V.

  (a) COMPANY, LOCATION, BUSINESS ADDRESS:

      Enertek, S. A. de C. V.
      Avenida Gomez Morin IIII-C
      Garza Garcia, Nuevo Leon
      CP 66254
      Mexico


   (b) IDENTIFY TYPE AND AMOUNT OF CAPITAL INVESTED:
       IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
       IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW: IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK VALUE AND SALES PRICE OF TRANSFERRED ASSET:

  Enertek is a special purpose company formed to own a natural gas fired co-generation plant to be located near the city of Altamira, Tamaulipas, Mexico. As of December 31, 1997, CSW International, Inc. had made construction loans of $65,820,125 to Enertek, S.A. de C.V.


  (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

  December 31, 1997
   Ratio     NA
   Debt    $65,820,125
   Equity     $0

  Enertek, S. A. de C. V. had no earnings in 1997.


  (d) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

  None

PART I - EXEMPT WHOLESALE GENERATORS


  (a) COMPANY, LOCATION, BUSINESS ADDRESS:

  CSW Development-3, Inc.
  1616 Woodall Rodgers Freeway
  Dallas, Texas  75202

  CSW Northwest GP, Inc.
  1616 Woodall Rodgers Freeway
  Dallas, Texas  75202

  CSW Northwest LP, Inc.
  1616 Woodall Rodgers Freeway
  Dallas, Texas  75202

  Newgulf Power Venture, Inc.
  1616 Woodall Rodgers Freeway
  Dallas, Texas  75202


  (b) IDENTIFY TYPE AND AMOUNT OF CAPITAL INVESTED:
      IDENTIFY ANY DEBT OR FINANCIAL OBLIGATION WITH RECOURSE TO CSW OR SUBS:
      IDENTIFY ANY GUARANTEE OF A SECURITY OF THE EWG OR FUCO BY CSW: IDENTIFY ANY TRANSFER OF ASSETS, FMV OF ASSET AT TIME OF TRANSFER, BOOK VALUE AND SALES PRICE OF TRANSFERRED ASSET:

  Each of the CSW Northwest EWGs and CSW Development-3, Inc. are inactive at this time and no capital has been invested in them. It is anticipated that these entities will participate in joint development of energy projects in the Pacific Northwest.

  CSWE, the ultimate parent company of the aforementioned EWGs, has loaned funds to a nonaffiliated party for development of EWG projects. At December 31, 1997, such loans totaled approximately $5 million.

  Newgulf Power Venture, Inc. was organized on October 13, 1994 to own the Texas Gulf energy project. At December 31, 1997, the capital invested in this EWG, including funds used for the modification, maintenance and repair required for recommissioning the plant, totaled approximately $17.9 million.

PART I - EXEMPT WHOLESALE GENERATORS

  (c) RATIO OF DEBT TO COMMON EQUITY AND EARNINGS OF THE COMPANY AT END OF REPORTING PERIOD:

NEWGULF POWER VENTURE, INC.

  December 31, 1997
   Ratio      .70:1
   Debt    $7,408,973
   Equity     $10,532,180

  In 1997 the Texas Gulf plant was in the process of being refurbished and recommisioned. It is anticipated that the plant will commence commercial operations in the first quarter of 1998.


  (d) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACTS WITH CSW OR SUBS:

  None.



PART II    ORGANIZATIONAL CHART

  Foreign Utility Company - see Exhibit H.
  Exempt Wholesale Generators - See Exhibit H.


PART III CSW'S AGGREGATE INVESTMENT IN EWG'S AND FUCO'S RESPECTIVELY: THE RATIO OF CSW'S AGGREGATE INVESTMENT IN EWGS AND FUCOS TO THE AGGREGATE CAPITAL INVESTMENT OF CSW'S DOMESTIC PUBLIC-UTILITY SUBS:

  Foreign Utility Companies: the aggregate investment in FUCOs as of December 31, 1997 was approximately $896 million.

  Exempt Wholesale Generators: the aggregate investments (including loans to nonaffiliated party) as of December 31, 1997 was approximately $27 million.

  Ratio of Aggregate Investment to Aggregate Capital Investment* at December 31, 1997: 49%.


* Defined as the average of CSW's reported consolidated retained earnings for each of the most recent four quarters as of December 31, 1997.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS.

                   CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                              INDEX TO FINANCIAL STATEMENTS
                                    DECEMBER 31, 1997

                                                              PAGE

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS                     60 - 61


CONSOLIDATING FINANCIAL STATEMENTS

CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARY COMPANIES

        Consolidating Statement of Income for the year
          ended December 31, 1997                                  62

        Consolidating Balance Sheet as of December 31, 1997   63 - 64

        Consolidating Statement of Cash Flows for the year
          ended December 31, 1997                                  65

        Consolidating Statement of Retained Earnings for the
          year ended December 31, 1997                             66

Pursuant to Exhibit A, the combined annual report on Form 10-K for the year ended December 31, 1997, for CSW, CPL, PSO, SWEPCO and WTU is incorporated herein by reference.

                   CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                              INDEX TO FINANCIAL STATEMENTS
                                    DECEMBER 31, 1997

                                                              PAGE

CSW ENERGY, INC. AND SUBSIDIARY COMPANIES (UNAUDITED)

        Consolidating Statement of Income for the year
          ended December 31, 1997                                  67

        Consolidating Balance Sheet as of December 31, 1997   68 - 69

        Statement of Cash Flows for the year ended
          December 31, 1997                                        70

        Consolidating Statement of Retained Earnings for the
          year ended December 31, 1997                             71



CSW INTERNATIONAL, INC. AND SUBSIDIARY COMPANIES (UNAUDITED)

        Consolidating Statement of Income for the year
          ended December 31, 1997                                  72

        Consolidating Balance Sheet as of December 31, 1997   73 - 74

        Consolidating Statement of Cash Flows for the year
          ended December 31, 1997                                  75

        Consolidating Statement of Retained Earnings for the
          year ended December 31, 1997                             76

          Detailed financial statements not available for
            some CSWI companies                                    77

                          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Central and South West Corporation:

      We have audited the consolidated balance sheets of Central and South West Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows, for each of the three years ended December 31, 1997, incorporated by reference herein. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSW UK Finance Company (1997 - which includes CSW Investments) and CSW Investments (1996), which statements reflect total assets and total revenues of 22 percent and 35 percent in 1997 and 23 percent and 36 percent in 1996, respectively, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Central and South West Corporation and subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating schedules of Central and South West Corporation and subsidiaries listed in Item 10 are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. These consolidating schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, based on our audits and the report of other auditors, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



Arthur Andersen LLP

Dallas, Texas
February 16, 1998

AUDITOR'S REPORT TO THE MEMBERS OF CSW UK FINANCE COMPANY

We have audited the consolidated balance sheets of CSW UK Finance Company and subsidiaries as of 31 December 1997 and the related consolidated statement of earnings, statements of cash flows and statement of retained earnings for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements base on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSW UK Finance Company and subsidiaries at 31 December 1997 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as of and for the year ended 31 December 1997 to the extent summarised in the notes to the consolidated financial statements.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements of CSW UK Finance Company and subsidiaries taken as a whole. The consolidating schedules of CSW UK Finance Company and subsidiaries under the column headed SEEBOARD in Item 10 are presented under US generally accepted accounting for purposes of complying with the US Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. The column headed SEEBOARD in the consolidating schedules has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statements taken as a whole.



KPMG Audit Plc                                                    London
Chartered Accountants                                    27 January 1998
Registered Auditor


                                               CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                                         CONSOLIDATING STATEMENT OF INCOME
                                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                                                        (MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                                                                            ELIM,
                                                                                                                            RCLSS
                            CSW CON   CPL   PSO   SWEPCO  WTU   CORP  CSWS  COMM  CSWL CREDIT  CSWE*  CSWI*  ENERSHOP ESI   & RND
OPERATING REVENUES           5,268   1,376   713    940   398     0     0     5     1     79    16    1,878     3      0    (141)

OPERATING EXPENSES
  AND TAXES
 Fuel and purchased
   power                     1,266     453   331    408   170     0     2     0     0      0     0        0     0      0     (98)
 UK cost of sales            1,291       0     0      0     0     0     0     0     0      0     0    1,291     0      0       0
 Other operating
   expense                     981     284   135    158    93    71   182    23     0     24     1      242     7      2    (241)
 Maintenance                   152      60    34     44    14     0     4     0     0      0     0        0     0      0      (4)
 Depreciation and
   amortization                497     171    81     95    42     1     9     1     0      0     4       93     0      0       0
 Taxes, other than
   income                      195      83    29     56    25     2     8     0     0     (1)    1        0     0      0      (8)
 Income taxes                  151      74    21     40     9   (25)    1    (7)    0      6     5       30    (2)    (1)      0
    TOTAL OPERATING
      EXPENSES AND TAXES     4,533   1,125   631    801   353    49   206    17     0     29    11    1,656     5      1    (351)

OPERATING INCOME               735     251    82    139    45   (49) (206)  (12)    1     50     5      222    (2)    (1)    210


OTHER INCOME AND
  (DEDUCTIONS)                  30       1     5      4     2   244   212     0     0      0    12       16    (1)     0    (465)

INCOME BEFORE INTEREST
  AND OTHER CHARGES            765     252    87    143    47   195     6   (12)    1     50    17      238    (3)    (1)   (255)

INTEREST AND OTHER CHARGES
 Interest on long-term debt    333     105    30     40    20     0     4     0     0      0    15      119     0      0       0
 Preferred dividend
   requirements of subs         12      10     0      2     0     0     0     0     0      0     0        0     0      0       0
 Gain on reacquired
   preferred stock             (10)     (2)   (4)    (2)   (1)    0     0     0     0      0     0        0     0      0      (1)
 Interest on short-term
   debt and other              101      18    11     11     6    42     2     2     0     39    (5)       7     0      0     (32)
     TOTAL INTEREST CHARGES    436     131    37     51    25    42     6     2     0     39    10      126     0      0     (33)

INCOME BEFORE
  EXTRAORDINARY ITEM           329     121    50     92    22   153     0   (14)    1     11     7      112    (3)    (1)   (222)
 Extraordinary Item - UK
   windfall profits tax       (176)      0     0      0     0     0     0     0     0      0     0     (176)    0      0       0
NET INCOME FOR COMMON STOCK    153     121    50     92    22   153     0   (14)    1     11     7      (64)   (3)    (1)   (222)

EARNINGS PER SHARE OF CSW COMMON STOCK               $0.72
AVERAGE CSW COMMON SHARES OUTSTANDING                212.1

* See Pages 67-71 for additional detail for CSWE and Pages 72-77 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                                         CONSOLIDATING BALANCE SHEET
                                                           AS OF DECEMBER 31, 1997
                                                                  (MILLIONS)

                                                                                                                         ELIM,
                                                                                                                         RCLSS
                        CSW CON   CPL   PSO   SWEPCO   WTU   CORP   CSWS  COMM CSWL CREDIT  CSWE*  CSWI*  ENERSHOP ESI   & RND
ASSETS
FIXED ASSETS
Electric
   Production            5,824   3,107    908  1,392    418      0     0    0    0     0      0        0      0      0       (1)
   Transmission          1,558     518    375    456    209      0     0    0    0     0      0        0      0      0        0
   Distribution          4,453   1,022    819    871    364      0     0    0    0     0      0    1,378      0      0       (1)
   General               1,380     296    197    311    104      1   119    0    0     0      0      352      0      0        0
   Construction
     work in progress      184      77     41     52     14      0     0    0    0     0      0        0      0      0        0
   Nuclear fuel            196     196      0      0      0      0     0    0    0     0      0        0      0      0        0
       Total Electric   13,595   5,216  2,340  3,082  1,109      1   119    0    0     0      0    1,730      0      0       (2)
Other diversified          252       0      0      0      0      0     1   43    0     0    199        9      1      0       (1)
                        13,847   5,216  2,340  3,082  1,109      1   120   43    0     0    199    1,739      1      0       (3)
Less - accumulated
  depreciation           5,219   1,846  1,031  1,226    441      1    34    1    0     0      1      639      0      0       (1)
                         8,628   3,370  1,309  1,856    668      0    86   42    0     0    198    1,100      1      0       (2)

INVESTMENTS IN
  SUBSIDIARIES               0       0      0      0      0  3,874     0    0    0     0      0        0      0      0   (3,874)

CURRENT ASSETS
  Cash and temporary
    cash investments        75       0      2      2     21    188     5    2    5     0      3       46      0      0     (199)
  Accounts receivable      916      61     20     82     11    248    34    1    0   706    198      316      1      1     (763)
  Under-recovered
    fuel costs              84      43     15     13     12      0     0    0    0     0      0        0      0      0        1
  Material and supplies,
    at average cost        172      65     32     25     14      0     0    0    0     0      0       35      0      0        1
  Electric utility fuel
    inventory,
    substantially
    at average cost         65      15     11     26     12      0     0    0    0     0      0        0      0      0        1
  Prepayments and other     78       3      4     13      4      5    16    1    0     3      0       37      1      0       (9)
                         1,390     187     84    161     74    441    55    4    5   709    201      434      2      1     (968)

DEFERRED CHARGES
   AND OTHER ASSETS
  Mirror CWIP asset        285     285      0      0      0      0     0    0    0     0      0        0      0      0        0
  Deferred plant costs     503     484      0      0     19      0     0    0    0     0      0        0      0      0        0
  Equity and other
    investments            424       2     18      6      1      0     0    7   60     0    113      217      0      0        0
  Prepaid benefit cost     156      32     23     25     17      0     0    0    0     0      2       59      0      0       (2)
  Income tax related
    regulatory assets,
    net                    329     390      0      0      0      0     0    0    0     0      0        0      0      0      (61)
  Goodwill               1,428       0      0      0      0      0     0    0    0     0      0    1,428      0      0        0
  Deferred charges and
    other assets           308      63     14     47     23     17     4   (1)   0     0     74       64      1      0        2
                         3,433   1,256     55     78     60     17     4    6   60     0    189    1,768      1      0      (61)

                        13,451   4,813  1,448  2,095    802  4,332   145   52   65   709    588    3,302      4      1   (4,905)

* See Pages 67-71 for additional detail for CSWE and Pages 72-77 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                                        CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1997
                                                            (MILLIONS)

                                                                                                                         ELIM,
                                                                                                                         RCLSS
                        CSW CON   CPL   PSO   SWEPCO   WTU   CORP   CSWS  COMM CSWL CREDIT  CSWE*  CSWI*  ENERSHOP ESI   & RND
CAPITALIZATION AND
  LIABILITIES
CAPITALIZATION
Common Stock
   Common stock            743     169    157    136   137     743     0    0    0     0      0       0      0      0     (599)
   Paid-in-capital       1,039     405    180    245     2   1,039     0    0   13    54    108     829      0      0   (1,836)
   Retained earnings     1,746     833    137    324   120   1,746     0    6    3     0      1      43     (4)    (1)  (1,462)
   Foreign currency
     translation and
     other                  28       0      0      0     0       6     0  (19)   0     0      0      23      0      0       18
                         3,556   1,407    474    705   259   3,534     0  (13)  16    54    109     895     (4)    (1)  (3,879)
Preferred Stock
   Not subject to
     mandatory redemption  176     163      5      5     2       0     0    0    0     0      0       0      0      0        1
   Subject to mandatory
     redemption             26       0      0     26     0       0     0    0    0     0      0       0      0      0        0
Trust Preferred
  Securities               335     150     75    110     0       0     0    0    0     0      0       0      0      0
Long-term debt           3,898   1,302    422    547   279       0    60    0    0     0    200   1,087      0      0        1
                         7,991   3,022    976  1,393   540   3,534    60  (13)  16    54    309   1,982     (4)    (1)  (3,877)

CURRENT LIABILITIES
 Long-term debt and
   preferred stock due
   within twelve months     32      28      0      4     0       0     0    0    0     0      0       0      0      0        0
   Loan notes               56       0      0      0     0       0     0   10    0     0      0      46      0      0        0
   Short-term debt         721     143      5     25     0     721    26    0    0     0      0       0      0      0     (199)
   Short-term debt--
     CSW Credit            637       0      0      0     0       0     0    0    0   636      0       0      0      0        1
   Accounts payable        558      84     85    138    37      15    32   54    0     3    152     706      8      2     (758)
   Accrued taxes           171      14     (1)    13    11       6     2   (1)   0    (1)    (1)    130      0      0       (1)
   Accrued interest         87      28      9     13     5       1     1    0    0     0      4      28      0      0       (2)
   Other                   237      99     26     28     4       0     0    2    0    20     29      35      0      0       (6)
                         2,499     396    124    221    57     743    61   65    0   658    184     945      8      2     (965)

DEFERRED CREDITS
   Accumulated
     deferred income
     taxes               2,431   1,238    259    396   149      21    14    0   43    (3)    48     267      0      0       (1)
   Investment tax
     credits               278     142     41     67    28       0     0    0    0     0      0       0      0      0        0
   Income tax related
     regulatory
     liabilities, net        0       0     42     10    10       0     0    0    0     0      0       0      0      0      (62)
   Other                   252      15      6      8    18      34    10    0    6     0     47     108      0      0        0
                         2,961   1,395    348    481   205      55    24    0   49    (3)    95     375      0      0      (63)

                        13,451   4,813  1,448  2,095   802   4,332   145   52   65   709    588   3,302      4      1   (4,905)

* See Pages 67-71 for additional detail for CSWE and Pages 72-77 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                                   CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATING STATEMENT OF CASH FLOWS
                                             FOR THE YEAR ENDED DECEMBER 31, 1997
                                                         (MILLIONS)
                                                                                                                          ELIM,
                                                                                                                         RCLSS
                        CSW CON   CPL   PSO   SWEPCO   WTU   CORP   CSWS  COMM CSWL CREDIT  CSWE*  CSWI*  ENERSHOP ESI   & RND
OPERATING ACTIVITIES
Net income                  153   121    50      92     22    153    0    (14)   1    11      7    (64)      (3)   (1)    (222)
Non-cash items included
   in net income
 Depreciation and
   amortization             529   193    85     100     43      0    9      1    0     0      4     93        0     0        1
 Deferred income taxes
   and investment
   tax credits              110    30     6      (7)    (2)    50    0      1   (5)   (1)    13     25        0     0        0
 Preferred stock dividends   12    10     0       2      0      0    0      0    0     0      0      0        0     0        0
 Gain on reacquired
   preferred stock          (10)   (2)   (4)     (2)    (1)     0    0      0    0     0      0      0        0     0       (1)
 Charges for investments
   and assets                53    20    10      18      5      0    0      0    0     0      0      0        0     0        0
Changes in assets and
   liabilities
 Accounts receivable       (140)   (8)  (24)    (13)    14    (99)   7     (1)   0   (91)     5    (87)      (1)    0      158
 Accounts payable            45    14    13      19      4    (93)   4     30    0     2     (5)   153        6     2     (104)
 Accrued taxes             (155)  (51)  (13)    (12)    (2)  (180)   1     (1)   0    (2)     0    106        0    (1)       0
 Fuel recovery              (37)  (17)  (13)     (4)    (3)     0    0      0    0     0      0      0        0     0        0
 Undistributed earnings       0     0     0       0      0    119    0      0    0     0      0      0        0     0     (119)
Other                       166    30    11       7     15    (10)   1      2    8     3     85     23        0     0       (9)
                            726   340   121     200     95    (60)  22     18    4   (78)   109    249        2     0     (296)

INVESTING ACTIVITIES
 Construction
   expenditures            (507) (127)  (80)   (108)   (31)     0   (9)   (23)   0     0      0   (126)      (2)    0       (1)
 Acquisition expenditures     0     0     0       0      0      0    0      0    0     0      0      0        0     0        0
 Equity investments in
   subsidiaries               0     0     0       0      0    (58)   0     (3)   0     0      0      0        0     0       61
 CSWE/CSWI non-SEEBOARD
   projects                (382)    0     0       0      0      0    0      0    0     0   (189)  (193)       0     0        0
 Sale of National Grid
   assets                     0     0     0       0      0      0    0      0    0     0      0      0        0     0        0
 Cash proceeds from
   sale of subsidiary         0     0     0       0      0      0    0      0    0     0      0      0        0     0        0
 Other                      (15)    1    (6)     (5)     0      0    5      0    0     0      0     (9)       0     0       (1)
                           (904) (126)  (86)   (113)   (31)   (58)  (4)   (26)   0     0   (189)  (328)      (2)    0       59

FINANCING ACTIVITIES
 Common stock sold           20     0     0       0      0     20    0      0   (2)   22      0      0        0     0      (20)
 Capital contributions        0     0     0       0      0      0    0      0    0     0     37      0        0     0      (37)
 Proceeds from issuance
   of long-term debt          0     0     0       0      0      0    0      0    0     0      0      0        0     0        0
 SEEBOARD acquisition
   financing                  0     0     0       0      0      0    0      0    0     0      0      0        0     0        0
 Trust preferred
   securities sold          323   145    72     106      0      0    0      0    0     0      0      0        0     0        0
 Redemption of preferred
   stock                   (114)  (85)  (10)    (16)    (3)     0    0      0    0     0      0      0        0     0        0
 Reacquisition/Retirement
   of long-term debt       (253) (200)    0     (53)     0      0    0      0    0     0      0      0        0     0        0
 Other financing
   activities                (3)    0     0       0      0      0    0     10    0     0      0    (13)       0     0        0
 Change in short-term
   debt                     414    91   (37)    (31)   (15)   356  (14)     0    0    57     46      0        0     0      (39)
 Payment of dividends      (383) (168)  (60)    (93)   (26)  (369)   0      0    0   (10)     0      0        0     0      343
                              4  (217)  (35)    (87)   (44)     7  (14)    10   (2)   69     83    (13)       0     0      247

Effect of exchange rate
  changes on
  cash and cash
  equivalents                (5)    0     0       0      0      0    0      0    0     0      0     (5)       0     0        0

Net change in cash and
  cash equivalents         (179)   (3)    0       0     20   (111)   4      2    2    (9)     3    (97)       0     0       10
Cash and cash equivalents
  at beginning of year      254     3     2       2      1    299    1      0    3     9      0    143        0     0     (209)
Cash and cash equivalents
  at end of year             75     0     2       2     21    188    5      2    5     0      3     46        0     0     (199)

SUPPLEMENTAL INFORMATION
 Interest paid less
   amounts capitalized      413   117    36      50     21     50    6      2    0    40      7    117        0     0      (33)
 Income taxes paid          316    62    34      58     16    148    0     (5)   7     8     (9)     2       (1)    0       (4)

* See Pages 67-71 for additional detail for CSWE and Pages 72-77 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.


                                  CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                      CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                                         (MILLIONS)

                                                                                                                         ELIM,
                                                                                                                         RCLSS
                        CSW CON   CPL   PSO   SWEPCO   WTU   CORP   CSWS  COMM CSWL CREDIT  CSWE*  CSWI*  ENERSHOP ESI   & RND


Retained earnings
  at beginning of year   1,963     869   146    322     123  1,963    0    (5)    2    0     (6)    108      (2)    0   (1,557)
Net income for common
  stock                    153     121    50     92      22    153    0   (14)    1   11      7     (64)     (3)   (1)    (222)
Common stock dividends
  and other               (370)   (157)  (59)   (90)    (25)  (370)   0    25     0  (11)     0      (1)      1     0      317
Retained earnings at
  end of year            1,746     833   137    324     120  1,746    0     6     3    0      1      43      (4)   (1)  (1,462)

* See Pages 67-71 for additional detail for CSWE and Pages 72-77 for additional detail for CSWI.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                                                     CSW ENERGY, INC. AND SUBSIDIARIES
                                                     CONSOLIDATING STATEMENT OF INCOME
                                                    FOR THE YEAR ENDED DECEMBER 31,1997
                                                                  (MILLIONS)


                                                       CSWE   CSWE   CSWD-I   CSWD-II  CSWFL   NEWGULF  SWEENY   ELIM,
                                                       CON                                                       RCLSS & RND

TOTAL OPERATING REVENUES                                16      0       3        0       12       1        0         0

OPERATING EXPENSES AND TAXES
     Fuel and purchased power                            0      0       0        0        0       1        0        (1)
     UK cost of sales                                    0      0       0        0        0       0        0         0
     Other operating expense                             1      1       2        0        0       0        0        (2)
     Maintenance                                         0      0       0        0        0       0        0         0
     Depreciation and amortization                       4      0       0        0        3       0        0         1
     Taxes other than income                             1      0       0        0        0       0        0         1
     Income taxes                                        5     (1)      1        0        5       0        0         0
TOTAL OPERATING EXPENSES                                11      0       3        0        8       1        0        (1)

OPERATING INCOME                                         5      0       0        0        4       0        0         1


OTHER INCOME AND DEDUCTIONS                             12     12       0        0        0       0        0         0

INCOME BEFORE INTEREST AND OTHER CHARGES                17     12       0        0        4       0        0         1

INTEREST AND OTHER CHARGES
      Interest on long-term debt                        15     14       0        0        0       0        0         1
      Preferred dividend requirements of subs            0      0       0        0        0       0        0         0
     Gain on reacquired preferred stock                  0      0       0        0        0       0        0         0
     Interest on short-term debt and other              (5)     0      (2)       0       (3)      0        0         0
             TOTAL INTEREST CHARGES                     10     14       0        0       (3)      0        0        (1)

INCOME BEFORE EXTRAORDINARY ITEM                         7     (2)      2        0        7       0        0         0
      Extraordinary Item-                                0      0       0        0        0       0        0         0
NET INCOME FOR COMMON STOCK                              7     (2)      2        0        7       0        0         0


                        CSW ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 1997
                                   (MILLIONS)

                                                       CSWE   CSWE   CSWD-I   CSWD-II  CSWFL   NEWGULF  SWEENY   ELIM,
                                                       CON                                                       RCLSS & RND
ASSETS

FIXED ASSETS
Electric
     Production                                          0      0       0       0        0      0       0         0
     Transmission                                        0      0       0       0        0      0       0         0
     Distribution                                        0      0       0       0        0      0       0         0
     General                                             0      0       0       0        0      0       0         0
     Construction work in progress                       0      0       0       0        0      0       0         0
     Nuclear fuel                                        0      0       0       0        0      0       0         0
     Total electric                                      0      0       0       0        0      0       0         0
Other Diversified                                      199      3       0       0        0     18     178         0
Total Plant                                            199      3       0       0        0     18     178         0
Less - accumulated depreciation                          1      0       0       0        0      0       0         1
NET PLANT                                              198      3       0       0        0     18     178        (1)

INVESTMENT IN SUBSIDIARIES                               0      0       0       0        0      0       0         0

CURRENT ASSETS
     Cash and temporary cash investments                 3      0       0       0        0      0       3         0
     Accounts Receivable                               198    349       0       0        0      0       0      (151)
     Unrecovered fuel costs                              0      0       0       0        0      0       0         0
     Material and supplies, at average cost              0      0       0       0        0      0       0         0
     Electric utility fuel inventory, substantially
        at average cost                                  0      0       0       0        0      0       0         0
     Prepayments and other                               0      0       0       0        0      0       0         0
TOTAL CURRENT ASSETS                                   201    349       0       0        0      0       3      (151)

DEFERRED CHARGES AND OTHER ASSETS
     Mirror CWIP asset                                   0      0       0       0        0      0       0         0
     Deferred plant costs                                0      0       0       0        0      0       0         0
     Other non-utility investments                     113    140      44       0       69      0       0      (140)
     Prepaid benefit cost                                2      2       0       0        0      0       0         0
     Income tax related regulatory assets, net           0      0       0       0        0      0       0         0
     Goodwill                                            0      0       0       0        0      0       0         0
     Deferred charges and other assets                  74     38       0       0       45      0       0        (9)
TOTAL DEFERRED CHARGES AND OTHER ASSETS                189    180      44       0      114      0       0      (149)

TOTAL ASSETS                                           588    532      44       0      114     18     181      (301)


                        CSW ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31,1997
                                   (MILLIONS)

                                                       CSWE   CSWE   CSWD-I   CSWD-II  CSWFL   NEWGULF  SWEENY   ELIM,
                                                       CON                                                       RCLSS & RND
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common stock
     Common stock                                         0       0       0      0       0         0        0        0
     Paid-in-capital                                    108     111      43      0      83        11        2     (142)
     Retained Earnings                                    1     (25)      4     (4)     26         0        0        0
      Foreign currency translation and other              0       0       0      0       0         0        0        0
                                                        109      86      47     (4)    109        11        2     (142)

Preferred stock
     Not subject to mandatory redemption                  0       0       0      0       0         0        0        0
     Subject to mandatory redemption                      0       0       0      0       0         0        0        0
Trust Preferred Securities                                0       0       0      0       0         0        0        0
Long-term debt                                          200     200       0      0       0         0        0        0
                                                        309     286      47     (4)    109        11        2     (142)

CURRENT LIABILITIES
     Long-term debt and preferred stock due
          within twelve months                            0       0       0      0       0         0        0        0
      Loan notes                                          0       0       0      0       0         0        0        0
     Short-term debt                                      0       0       0      0       0         0        0        0
     Short-term debt-CSW Credit                           0       0       0      0       0         0        0        0
     Accounts Payable                                   152     188     (23)     4     (17)        7      152     (159)
     Accrued taxes                                       (1)     (2)     (2)     0       3        (1)       0        1
     Accrued interest                                     4       4       0      0       0         0        0        0
     Other                                               29       2       0      0       0         0       27        0
Total Current Liabilities                               184     192     (25)     4     (14)        6      179     (158)

DEFERRED CREDITS
     Accumulared deferred income taxes                   48       9      22      0      16         1        0        0
     Investment tax credits                               0       0       0      0       0         0        0        0
     Income tax related regulatory
       liabilities, new                                   0       0       0      0       0         0        0        0
     Other                                               47      45       0      0       3         0        0       (1)
Total Deferred Credits                                   95      54      22      0      19         1        0       (1)

TOTAL CAPITALIZATION AND LIABILITIES                    588     532      44      0     114        18      181     (301)



                        CSW ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (MILLIONS)


CSWE does not prepare a consolidating statement of cash flows. Instead, a consolidated statement of cash flows is prepared which is presented as part of the Central and South West Corporation and Subsidiaries Consolidating Statement of Cash Flows on Page 65.

                                                          CSW ENERGY, INC. AND SUBSIDIARIES
                                                     CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                      (MILLIONS)

                                                       CSWE   CSWE   CSWD-I   CSWD-II  CSWFL   NEWGULF  SWEENY   ELIM,
                                                       CON                                                       RCLSS & RND

Retained earnings at beginning of year                 (6)     (23)     2       (4)      19       0        0        0
Net income for common stock                             7       (2)     2        0        7       0        0        0
Common stock dividends and other                        0        0      0        0        0       0        0        0
Retained earnings at end of year                        1      (25)     4       (4)      26       0        0        0


                    CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (MILLIONS)

                                                                                                                             ELIM.
                                    CSWI          CSWI     CSW     CHILE     LATIN     CSWI                                  RCLSS &
                                    CON   CSWI  (CAYMAN) VALE LLC  ENERGY    AMERICAN  ENERGY   CSWI  CSWI Capital SEEBOARD* RND
                                                                   HOLDINGS  ENERGY    DEVELOP.   2     3   Trust
                                  --------------------------------------------------------------------------------------------------

TOTAL OPERATING REVENUES           1,878     0      0       7        1        0          0        0      0     0     1,870      0

OPERATING EXPENSES AND TAXES
    Fuel and purchased power           0     0      0       0        0        0          0        0      0     0         0      0
    UK cost of sales               1,291     0      0       0        0        0          0        0      0     0     1,291      0
    Other operating expense          242    11      0       0        0        0          0        6      0     0       225      0
    Maintenance                        0     0      0       0        0        0          0        0      0     0         0      0
    Depreciation & acquisition
      amortization                    93     0      0       0        0        0          0        0      0     0        92      1
    Taxes other than income            0     0      0       0        0        0          0        0      0     0         0      0
    Income taxes                      30    (5)     0       3        1        0          0       (6)     0     0        38     (1)
        TOTAL OPERATING EXPENSES
          AND TAXES                1,656     6      0       3        1        0          0        0      0     0     1,646      0

OPERATING INCOME                     222    (6)     0       4        0        0          0        0      0     0       224      0

OTHER INCOME AND (DEDUCTIONS)         16     8      0       0        0        0          0        1      0     0        10     (3)

INCOME BEFORE INTEREST AND
  OTHER CHARGES                      238     2      0       4        0        0          0        1      0     0       234     (3)

INTEREST AND OTHER CHARGES
    Interest on long-term debt       119     0      0       0        0        0          0        0      0   (32)      147      4
    Preferred dividend
      requirements of subs             0     0      0       0        0        0          0        0      0     0         0      0
    Gain on reacquired preferred
      stock                            0     0      0       0        0        0          0        0      0     0         0      0
    Interest on short-term debt
      and other                        7    12      0       0        0        0          0        3      0     0         0     (8)
        TOTAL INTEREST CHARGES       126    12      0       0        0        0          0        3      0   (32)      147     (4)

INCOME BEFORE EXTRAORDINARY ITEM     112   (10)     0       4        0        0          0       (2)     0    32        87      1
    Extraordinary Item - UK
      windfall profits tax          (176)    0      0       0        0        0          0        0      0     0      (176)     0
NET INCOME FOR COMMON STOCK          (64)  (10)     0       4        0        0          0       (2)     0    32       (89)     1


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW Investments, and
  CSW (UK) FINCO.

                                                  CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                                         CONSOLIDATING BALANCE SHEET
                                                           AS OF DECEMBER 31, 1997
                                                                 (MILLIONS)

                                                                                                                             ELIM.
                                    CSWI          CSWI     CSW     CHILE     LATIN     CSWI                                  RCLSS &
                                    CON   CSWI  (CAYMAN) VALE LLC  ENERGY    AMERICAN  ENERGY   CSWI  CSWI Capital SEEBOARD* RND
                                                                   HOLDINGS  ENERGY    DEVELOP.   2     3   Trust
                                  --------------------------------------------------------------------------------------------------
ASSETS

FIXED ASSETS
Electric
  Production
  Transmission
  Distribution                      1,378     0     0       0         0         0         0       0      0     0    1,378       0
  General                             352     6     0       3         0         0         0       0      0     0      304      39
  Acquisition Step up                   0     0     0       0         0         0         0       0      0     0       48     (48)
  Nuclear fuel                          0     0     0       0         0         0         0       0      0     0        0       0
        Total electric              1,730     6     0       3         0         0         0       0      0     0    1,730      (9)
Other Diversified                       9     0     0       0         0         0         0       0      0     0        0       9
                                    1,739     6     0       3         0         0         0       0      0     0    1,730       0
Less - accumulated depreciation       639     0     0       0         0         0         0       1      0     0      639      (1)
                                    1,100     6     0       3         0         0         0      (1)     0     0    1,091       1

CURRENT ASSETS
  Cash and temporary cash
    investments                        46     0     0       2         0         0         0       0      0     0       44       0
  Accounts Receivable                 316     2     3       0         0        11         1      80      0     0      126      93
  Unrecovered fuel costs                0     0     0       0         0         0         0       0      0     0        0       0
  Material and supplies, at
    average cost                       35     0     0       0         0         0         0       0      0     0       35       0
  Electric utility fuel
    inventory, substantially
    at average cost                     0     0     0       0         0         0         0       0      0     0        0       0
  Prepayments and other                37     0     0       0         0         0         0       0      0     0       36       1
                                      434     2     3       2         0        11         1      80      0     0      241      94

DEFERRED CHARGES AND OTHER ASSETS
  Equity and other investments        217   910    80      83       112         0         0     428      0     0       34  (1,430)
  Prepaid Benefit Costs                59     0     0       0         0         0         0       0      0     0       59       0
  Goodwill                          1,428     0     0       0         0         0         0       0      0     0    1,429      (1)
  Intercompany Notes Receivable         0   288     0       0         0         0         0       0      0   404        0    (692)
Deferred charges and other assets      64     0     0       0         0         0         0       3      0     0        0      61
                                    1,768 1,198    80      83       112         0         0     431      0   404    1,522  (2,062)

TOTAL ASSETS                        3,302 1,206    83      88       112        11         1     510      0   404    2,854  (1,967)


*SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW Investments, and
 CSW (UK) FINCO

                                                 CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                                         CONSOLIDATING BALANCE SHEET
                                                           AS OF DECEMBER 31, 1997
                                                                 (MILLIONS)

                                                                                                                             ELIM.
                                    CSWI          CSWI     CSW     CHILE     LATIN     CSWI                                  RCLSS &
                                    CON   CSWI  (CAYMAN) VALE LLC  ENERGY    AMERICAN  ENERGY   CSWI  CSWI Capital SEEBOARD* RND
                                                                   HOLDINGS  ENERGY    DEVELOP.   2     3   Trust
                                  --------------------------------------------------------------------------------------------------

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common stock
    Common stock                       0       0      0      0        0        0         0          0     0      0       0       0
    Paid-in-capital                  829     829     80     80        0        0         0        836     0    372     793  (2,161)
    Retained earnings                 43     (15)     0      4        0        0         0       (362)    0     32    (387)    771
    Foreign currency translation
      and other                       23       0      0      0        0        0         0          0     0      0       0      23
                                     895     814     80     84        0        0         0        474     0    404     406  (1,367)
Preferred stock
  Not subject to mandatory
    redemption                         0       0      0      0        0        0         0          0     0      0       0       0
  Subject to mandatory
    redemption                         0       0      0      0        0        0         0          0     0      0       0       0
Long-term debt                     1,087       0      0      0        0        0         0          0     0      0   1,500    (413)
                                   1,982     814     80     84        0        0         0        474     0    404   1,906  (1,780)

CURRENT LIABILITIES
  Long-term debt and
    preferred stock due
    within twelve months               0       0      0      0        0        0         0          0     0      0       0       0
  Loan notes                          46       0      0      0        0        0         0          0     0      0      46       0
  Short-term debt                      0       0      0      0        0                  0          0     0      0       0       0
  Short-term debt --CSW Credit         0       0      0      0        0        0         0          0     0      0       0       0
  Accounts payable                   706     391      3      3      111       11         1         30     0      0     284    (128)
  Accrued taxes                      130      (3)     0      1        1        0         0          5     0      0     126       0
  Accrued interest                    28       0      0      0        0        0         0          1     0      0      27       0
  Other                               35       2      0      0        0        0         0          0     0      0      35      (2)
                                     945     390      3      4      112       11         1         36     0      0     518    (130)

DEFERRED CREDITS
  Accumulated deferred
    income taxes                     267       0      0      0        0        0         0          0     0      0     271      (4)
  Investment tax credits               0       0      0      0        0        0         0          0     0      0       0       0
  Provisions                           0       0      0      0        0        0         0          0     0      0      52     (52)
  Income tax related regulatory
    liabilities, net                   0       0      0      0        0        0         0          0     0      0       0       0
  Other                              108       2      0      0        0        0         0          0     0      0     107      (1)
                                     375       2      0      0        0        0         0          0     0      0     430     (57)

TOTAL CAPITALIZATION AND
  LIABILITIES                      3,302   1,206     83     88      112       11         1        510     0    404   2,854  (1,967)


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW Investments, and
  CSW (UK) FINCO.


                                           CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                            CONSOLIDATING STATEMENT OF CASH FLOWS
                                             FOR THE YEAR ENDED DECEMBER 31, 1997
                                                          (MILLIONS)

                                                                                                                             ELIM.
                                    CSWI          CSWI     CSW     CHILE     LATIN     CSWI                                  RCLSS &
                                    CON   CSWI  (CAYMAN) VALE LLC  ENERGY    AMERICAN  ENERGY   CSWI  CSWI Capital SEEBOARD* RND
                                                                   HOLDINGS  ENERGY    DEVELOP.   2     3   Trust
                                  --------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES
Net Income                          (64)   (10)     0       4         0        0         0       (2)     0     32     (89)      1
Non-cash items included in
   net income
  Depreciation and amortization      93      0      0       0         0        0         0        0      0      0      92       1
  Deferred income taxes and
    investment tax credits           25      0      0       0         0        0         0        0      0      0      20       5
  Preferred stock dividends           0      0      0       0         0        0         0        0      0      0       0       0
  Gain on reacquired preferred
    stock                             0      0      0       0         0        0         0        0      0      0       0       0
  Charges for investments and assets  0      0      0       0         0        0         0        0      0      0       0       0
Change in Assets and Liabilities
       Accounts receivable          (87)   159     (1)      0         0      (11)       (1)     (50)     0      0      (3)   (180)
       Accounts payable             153    176      1       1       111       11         1      (12)     0      0     (43)    (93)
       Accrued taxes                106      0      0       1         1        0         0        8      0      0     100      (4)
       Fuel recovery                  0      0      0       0         0        0         0        0      0      0       0       0
       Undistributed earnings         0      0      0       0         0        0         0        0      0      0       0       0
       Other                         23      1      0       2         0        0         0        0      0      0      21      (1)
                                    249    326      0       8       112        0         0      (56)     0     32      98    (271)

INVESTING ACTIVITIES
  Construction expenditures        (126)     0      0      (3)        0        0         0        0      0      0    (126)      3
  Acquisition expenditures            0      0      0       0         0        0         0        0      0      0       0       0
  Equity investments in
    subsidiaries                      0      0      0       0         0        0         0        0      0      0       1      (1)
  CSWE/CSWI non-SEEBOARD projects  (193)   (40)   (40)    (43)     (112)       0         0        0      0      0       0      42
  Sale of National Grid asset
    shares                            0      0      0       0         0        0         0        0      0      0       0       0
  Cash proceeds from sale of
    subsidiary                        0      0      0       0         0        0         0        0      0      0       0       0
  Other                              (9)   100      0       0         0        0         0        0      0      0     (11)    (98)
                                   (328)    60    (40)    (46)     (112)       0         0        0      0      0    (136)    (54)

FINANCING ACTIVITIES
  Common stock sold                   0      0      0       0         0        0         0        0      0      0       0       0
  Capital contributions               0   (393)    40      40         0        0         0        0      0      0       0     313
  Proceeds from issuance of
    long-term debt                    0      0      0       0         0        0         0        0      0      0      26     (26)
  SEEBOARD acquisition financing      0      0      0       0         0        0         0        0      0      0       0       0
  Trust preferred securities sold     0      0      0       0         0        0         0        0      0      0       0       0
  Redemption of preferred stock       0      0      0       0         0        0         0        0      0      0       0       0
  Re-acquisition/Retirement of
    long-term debt                    0      0      0       0         0        0         0        0      0      0       0       0
  Other financing activities        (13)     0      0       0         0        0         0        0      0    (32)    (27)     46
  Change in short-term debt           0      0      0       0         0        0         0        0      0      0       0       0
  Payment of dividends                0      0      0       0         0        0         0        0      0      0     (47)     47
                                    (13)  (393)    40      40         0        0         0        0      0    (32)    (48)    380

Effect of exchange rate
  changes on cash and cash
  equivalents                        (5)     0      0       0         0        0         0        0      0      0      (5)      0

Net change in cash and cash
  equivalents                       (97)    (7)     0       2         0        0         0      (56)     0      0     (91)     55
Cash and cash equivalents at
   beginning or year                143      7      0       0         0        0         0        1      0      0     135       0
Cash and cash equivalents at
   end of year                       46      0      0       2         0        0         0      (55)     0      0      44      55


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW Investments, and
  CSW (UK) FINCO.

                                          CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                        CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                                         (MILLIONS)

                                                                                                                             ELIM.
                                    CSWI          CSWI     CSW     CHILE     LATIN     CSWI                                  RCLSS &
                                    CON   CSWI  (CAYMAN) VALE LLC  ENERGY    AMERICAN  ENERGY   CSWI  CSWI Capital SEEBOARD* RND
                                                                   HOLDINGS  ENERGY    DEVELOP.   2     3   Trust
                                  --------------------------------------------------------------------------------------------------


Retained earnings at beginning
  of year                          108      (5)      0        0       0         0        0       (271)   0      0     (251)    635
Net income for common stock        (64)    (10)      0        4       0         0        0        (91)   0     32      (89)     90
Common stock dividends and other    (1)      0       0        0       0         0        0          0    0      0      (47)     46
Retained earnings at end of year    43     (15)      0        4       0         0        0       (362)   0     32     (387)    771



* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW Investments, and
CSW (UK) FINCO.

                    CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (MILLIONS)



Detailed financial statements for certain subsidiaries of CSW International, Inc. are not available.




ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS. (CONTINUED)

EXHIBITS

    EXHIBIT A  ANNUAL REPORTS INCORPORATED BY REFERENCE
               The annual reports for CSW (File No. 1-1443), CPL (File No. 0-346), PSO (File No. 0-343), SWEPCO (File No. 1-3146), and WTU (File No. 0-340) are incorporated herein by reference to their combined annual report on Form 10-K ("Combined Form 10-K") for the year ended December 31, 1997.

    EXHIBIT B

               CSW

B-1.1 Second Restated Certificate of Incorporation of the Corporation (incorporated herein by reference to Exhibit 3(a) to the 1990 CSW annual report on Form 10-K File No. 1-1443).

B-1.2 Certificate of Amendment to Second Restated Certificate of Incorporation of the Corporation (incorporated herein by reference to Item 10, Exhibit B-1.2 to the 1993 CSW annual report on Form U5S).

B-1.3 Bylaws of CSW, as amended, (incorporated herein by reference to Exhibit 3(b) to CSW's 1990 Form 10-K, File No. 1-1443).

B-1.4 Rights Agreement dated as of December 22, 1997 between CSW and Central and South West Services, Inc., as Rights Agent (incorporated herein by reference to Exhibit 1 to CSW Form 8-A/A dated March 19, 1998, File No. 1-1443).

               CPL

B-2.1 Restated Articles of Incorporation Without Amendment, Articles of Correction to Restated Articles of Incorporation Without Amendment, Articles of Amendment to Restated Articles of Incorporation, Statements of Registered Office and/or Agent (3), and Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to CPL's Form 10-Q for the quarterly period ended March 31, 1997).

B-2.2 Bylaws of CPL, as amended (incorporated herein by reference to Exhibit 3.1 to CPL's Form 10-Q dated September 30, 1996, File No. 0-346).

               PSO

B-3.1 Restated Certificate of Incorporation of PSO (incorporated herein by reference to Exhibit B-3.1 of CSW's 1996 Form U5S, File No. 1-1443).

B-3.2 Bylaws of PSO, as amended (incorporated herein by reference to Exhibit B-3.2 of CSW's 1996 Form U5S, File No. 1-1443).

               SWEPCO

B-4.1 Restated Certificate of Incorporation, as amended through May 6, 1997, including Certificate of Amendment of Restated Certificate of Incorporation (both incorporated herein by reference to Exhibit 3.4 to SWEPCO's Form 10-Q dated March 31, 1997, File No 1-3146).

B-4.2 Bylaws of SWEPCO, as amended (incorporated herein by reference to Exhibit 3.3 to SWEPCO's Form 10-Q dated September 30, 1996, File No. 1-3146).

               WTU

B-5.1 Restated Articles of Incorporation, as amended, and Articles of Amendment to the Articles of Incorporation (both incorporated herein by reference to Exhibit 3.5 to WTU's March 31, 1997 Form 10-Q, File No. 0-340).

B-5.2 Bylaws of WTU, as amended (incorporated herein by reference to Exhibit 3.4 to WTU's Form 10-Q dated September 30, 1996, File No. 0-340).

               CSWS

B-7.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-7.1 of the 1987 Central and South West Corporation annual report on Form
               U5S).

B-7.2 By-laws, as amended of CSWS (incorporated herein by reference to Item 10, Exhibit B-7.2 of the 1993 Central and South West Corporation annual report on Form U5S).

               CSWE

B-8.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-9.1 of the 1987 Central and South West Corporation annual report on Form
               U5S).

B-8.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-9.2 of the 1987 Central and South West Corporation annual report on Form U5S).

               CSWL

B-9.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1984 Central and South West Corporation annual report on Form U5S).

B-9.2 By-laws (incorporated herein by reference to Item 9, Part VI of the 1983 Central and South West Corporation annual report on Form
               U5S).

               CREDIT

B-10.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1985 Central and South West Corporation annual report on Form U5S).

B-10.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-11.2 of the 1987 Central and South West Corporation annual report on Form U5S).

               COMM

B-11.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-11.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-11.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-11.2 of the 1994 Central and South West Corporation annual report on Form U5S).

               CSWI

B-12.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-12.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-12.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-12.2 of the 1994 Central and South West Corporation annual report on Form U5S).

               ENERSHOP

B-13.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-13.1 of the 1995 Central and South West Corporation annual report on Form U5S).

B-13.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-13.2 of the 1995 Central and South West Corporation annual report on Form U5S).

               SEEBOARD PLC

B-14.1         Articles of Association, (attached hereto as Exhibit B-14.1).

B-14.2         Memorandum of Association, (attached hereto as Exhibit B-14.2).

               ESI

B-15.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-15.1 of the 1997 Central and South West Corporation annual report on Form U5S).

B-15.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-15.2 of the 1997 Central and South West Corporation annual report on Form U5S).

    EXHIBIT C

           CPL

    C-1.1
       (a) Indenture of mortgage or deed of trust date November 1, 1943, executed by CPL to the First National Bank of Chicago and Robert L. Grinnell as trustee, as amended through October 1, 1977, (incorporated herein by reference to Exhibit 5.01 in File No. 2-60712).

       (b) Supplemental Indentures to the First Mortgage Indenture:

       DATED                FILE REFERENCE             EXHIBIT

       September 1, 1978    2-62271                    2.02
       December 15, 1984    Form U-1, No. 70-7003      17
       July 1, 1985         2-98944                    4 (b)
       May 1, 1986          Form U-1, No. 70-7236      4
       November 1, 1987     Form U-1, No. 70-7249      4
       June 1, 1988         Form U-1, No. 70-7520      2
       December 1, 1989     Form U-1, No. 70-7721      3
       March 1, 1990        Form U-1, No. 70-7725      10
       October 1, 1992      Form U-1, No. 70-8053      10 (a)
       December 1, 1992     Form U-1, No. 70-8053      10 (b)
       February 1, 1993     Form U-1, No. 70-8053      10 (c)
       April 1, 1993        Form U-1, No. 70-8053      10 (d)
       May 1, 1994          Form U-1, No. 70-8053      10 (e)
       July 1, 1995         Form U-1, No. 70-8053      10 (f)

       (c) CPL-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of
           CPL:

       (c.1) Indenture, dated as of May 1, 1997, between CPL and the Bank of New
           York, as Trustee (incorporated herein by reference to Exhibit 4.1 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
       (c.2) First Supplemental Indenture, dated as of May 1, 1997, between CPL and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
       (c.3) Amended and Restated Trust Agreement of CPL Capital I, dated as of
           May 1, 1997, among CPL, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.3 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
       (c.4) Guarantee Agreement, dated as of May 1, 1997, delivered by CPL for the benefit of the holders of CPL Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.4 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
       (c.5) Agreement as to Expenses and Liabilities, dated as of May 1, 1997, between CPL and CPL Capital I (incorporated herein by reference to Exhibit 4.5 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).

           PSO

    C-2.1
       (a) Indenture dated July 1, 1945, as amended, of PSO (incorporated herein by reference to Exhibit 5.03 in Registration No. 2-60712).

       (b) Supplemental Indentures to the First Mortgage Indenture:

       DATED            FILE REFERENCE             EXHIBIT

       June 1, 1979     2-64432                    2.02
       December 1, 1979 2-65871                    2.02
       March 1, 1983    Form U-1, No. 70-6822      2
       May 1, 1986      Form U-1, No. 70-7234      3
       July 1, 1992     Form S-3, No. 33-48650     4 (b)
       December 1, 1992 Form S-3, No. 33-49143     4 (c)
       April 1, 1993    Form S-3, No. 33-49575     4 (b)
       June 1, 1993     Form 10-K, No. 0-343       4 (b)
       February 1, 1996 Form 8-K, March 4, 1996,   4.01
                        No. 0-343
       February 1, 1996 Form 8-K, March 4, 1996,   4.02
                        No. 0-343
       February 1, 1996 Form 8-K, March 4, 1996,   4.03
                        No. 0-343

       (c) PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of PSO.

       (c.1) Indenture, dated as of May 1, 1997, between PSO and the Bank of New
           York, as Trustee (incorporated herein by reference to Exhibit 4.6 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
       (c.2) First Supplemental Indenture, dated as of May 1, 1997, between PSO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.7 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
       (c.3) Amended and Restated Trust Agreement of PSO Capital I, dated as of
           May 1,1997, among PSO, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.8 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
       (c.4) Guarantee Agreement, dated as of May 1, 1997, delivered by PSO for the benefit of the holders of PSO Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.9 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
       (c.5) Agreement as to Expenses and Liabilities, dated as of May 1, 1997, between PSO and PSO Capital I (incorporated herein by reference to Exhibit 4.10 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).

           SWEPCO

    C-3.1
       (a) Indenture dated February 1, 1940, as amended through November 1, 1976, of SWEPCO (incorporated herein by reference to Exhibit 5.04 in Registration No.
           2-60712).

       (b) Supplemental Indentures to the First Mortgage Indenture:

       DATED                FILE REFERENCE             EXHIBIT

       August 1, 1978       2-61943                    2.02
       January 1, 1980      2-66033                    2.02
       April 1, 1981        2-71126                    2.02
       May 1, 1982          2-77165                    2.02
       August 1, 1985       Form U-1, No. 70-7121      4
       May 1, 1986          Form U-1, No. 70-7233      3
       November 1, 1989     Form U-1, No. 70-7676      3
       June 1, 1992         Form U-1, No. 70-7934      10
       September 1, 1992    Form U-1, No. 72-8041      10 (b)
       July 1, 1993         Form U-1, No. 70-8041      10 (c)
       October 1, 1993      Form U-1, No. 70-8239      10 (a)

       (c) SWEPCO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of SWEPCO.

       (c.1) Indenture, dated as of May 1, 1997, between SWEPCO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit
           4.11 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
       (c.2) First Supplemental Indenture, dated as of May 1, 1997, between
           SWEPCO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.12 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
       (c.3) Amended and Restated Trust Agreement of SWEPCO Capital I, dated as of May 1, 1997, among SWEPCO, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.13 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
       (c.4) Guarantee Agreement, dated as of May 1, 1997, delivered by SWEPCO for the benefit of the holders of SWEPCO Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.14 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
       (c.5) Agreement as to Expenses and Liabilities, dated as of May 1, 1997 between SWEPCO and SWEPCO Capital I (incorporated herein by reference to Exhibit 4.15 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).

           WTU

    C-4.1
       (a) Indenture dated August 1, 1943, as amended through July 1, 1973, of WTU, incorporated herein by reference to Exhibit 5.05 in File No. 2-60712.

       (b) Supplemental Indentures to the First Mortgage Indenture:

       DATED                FILE REFERENCE             EXHIBIT

       May 1, 1979          2-63931                    2.02
       November 15, 1981    2-74408                    4.02
       November 1, 198      Form U-1, No. 70-6820      12
       April 15, 1985       Form U-1, No. 70-6925      13
       August 1, 1985       2-98843                    4 (b)
       May 1, 1986          Form U-1, No. 70-7237      4
       December 1, 1989     Form U-1, No. 70-7719      3
       June 1, 1992         Form U-1, No. 70-7936      10
       October 1, 1992      Form U-1, No. 72-8057      10
       February 1, 1994     Form U-1, No. 70-8265      10
       March 1, 1995        Form U-1, No. 70-8057      10 (b)
       October 1, 1995      Form U-1, No. 70-8057      10 (c)

    EXHIBIT D
D-1        Tax allocation agreement - filed herewith.

    EXHIBIT E

E-1 SWEPCO Statement of Environmental Laboratory Services for the year ended December 31,1997 - filed herewith.

    EXHIBIT F

F-1 Item 6. Part III. (a) and (b) - Compensation and Other Related Information for the Officers and Directors of CSW, CPL, PSO, SWEPCO, and WTU - filed herewith.

F-2 Detailed financial statements for certain subsidiaries of CSW Energy, Inc. for the year ended December 31, 1997 - filed pursuant to Section 22(b).

F-3 Detailed financial statements for SEEBOARD plc and subsidiaries for the year ended December 31, 1997 - filed pursuant to Section 22(b).

F-4 Financial statements of Ash Creek Mining Company for the year ended December 31, 1997 - filed herewith.

F-5 Financial statements of the Arklahoma Corporation for the fiscal year ended December 31, 1997 - filed herewith.

    EXHIBIT G Financial Data Schedules - filed herewith.

    EXHIBIT H    ORGANIZATIONAL CHARTS

H-1 Organizational charts for investment in foreign utility company - filed herewith.

H-2        Organizational charts for investments in exempt wholesale generators
           - filed herewith.

    EXHIBIT I Audited Financial Statements of SEEBOARD plc for the fiscal year ended December 31, 1997. Please refer to CSW International, Inc. consolidating statements filed herewith.

                                      S I G N A T U R E



      Central and South West Corporation has duly caused this annual report for the year ended December 31, 1997, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                              CENTRAL AND SOUTH WEST CORPORATION





Date: April 30, 1998                          By  Lawrence B. Connors
                                                  Controller

                                      S I G N A T U R E



      Southwestern Electric Power Company has duly caused this annual report for the year ended December 31, 1997, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                             SOUTHWESTERN ELECTRIC POWER COMPANY





Date: April 30, 1998                         By  R. Russell Davis
                                                 Controller